                             INTEGRATED BRANDS INC.
                                 SWENSEN'S, INC.
                           SWENSEN'S ICE CREAM COMPANY

                                       AND

                            THE CHASE MANHATTAN BANK

                                   ----------

                                FOURTH AMENDMENT
                         DATED AS OF SEPTEMBER 20, 2000
                                TO LOAN AGREEMENT
                          DATED AS OF DECEMBER 23, 1994

                                   ----------

                                FOURTH AMENDMENT
                         DATED AS OF SEPTEMBER 20, 2000
                                TO LOAN AGREEMENT
                          DATED AS OF DECEMBER 23, 1994

     This Fourth Amendment Agreement is dated as of 20th day of September, 2000 and is by and among INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Borrower"), COOLBRANDS INTERNATIONAL INC., a Canadian corporation, having its principal place of business at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7 ("Coolbrands"), KAYLA FOODS INT'L (BARBADOS) INC. a Barbados corporation, having its principal place of business at 27 Pine Road, Belleville, St. Michael, Barbados, W.I. ("Kayla"), SWENSEN'S, INC., a Delaware corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Swensen's"), SWENSEN'S ICE CREAM COMPANY, a California corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Ice Cream"), EP ACQUISITION CORP., a Virginia corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("EP"), YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Yogen Fruz"), BRESLER'S INDUSTRIES, INC., an Illinois corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Bresler"), NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, ("Northern"), GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation ("Golden"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 and I CAN'T BELIEVE ITS YOGURT, LTD., a Texas partnership, ("ICB"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, (Coolbrands, Kayla, Swensen's, Ice Cream, EP, Yogen Fruz, Bresler, Northern, Golden and ICB individually, a "Guarantor" and collectively, the "Guarantors"), THE CHASE MANHATTAN BANK, as agent for the Lenders (as defined below), a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 (the "Agent") and THE CHASE MANHATTAN BANK, a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 ("Chase" or a "Lender");

                                   WITNESSETH:

     WHEREAS, the Borrower, Swensen's, Ice Cream and Chase entered into a Loan Agreement dated as of December 23, 1994, and amended as of September 7, 1995, March 8, 1996 and December 31, 1997 (as amended, the "Agreement") and pursuant to such Agreement Chase has made a Term Loan to the Borrower as evidenced by a Term Loan Note and has made available to the Borrower certain Revolving Credit Loans as evidenced by a Revolving Credit Note; and

     WHEREAS, the Revolving Credit Note, the Term Loan Note and all other obligations arising under the Agreement are guaranteed by Swensen's and Ice Cream pursuant to guaranties given by each of them to Chase dated December 23, 1994, and ratified and confirmed on the dates this Agreement has been amended (the "Guaranties"); and

     WHEREAS, the Borrower has requested that Chase make certain additional credit facilities available to it and Chase has agreed to do so provided that
(i) the Agreement be amended as provided in this Fourth Amendment and (ii) Chase become the Agent for itself and other Lenders (as defined in the Agreement, as amended hereby) for the credit facilities made available hereunder.

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Borrower, the Guarantors (as defined in the Agreement, as amended hereby) and Chase agree as follows:

     1. Definitions. As used in this Fourth Amendment Agreement, capitalized terms, unless otherwise defined, shall have the meanings ascribed to them in the Agreement, as amended.

     2. Representations and Warranties. As an inducement for the Bank to enter into this Fourth Amendment Agreement, the Borrower and the Guarantors each represent and warrant as follows:

     That with respect to the Agreement and the Loan Documents:

          (i) There are no defenses, offsets or counterclaims to the respective obligations of the Borrower or either of Swensen's or Ice Cream under the Agreement, the Loans, the Notes, the Guaranties or any of the other Loan Documents, and if any such defenses, offsets or counterclaims exist without the knowledge of one or more of the Borrower or such Guarantors, the same are hereby waived.

          (ii) All of the representations and warranties made by the Borrower and Swensen's and Ice Cream in the Agreement or in the other Loan Documents are true and correct in all material respects as if made on the date hereof.

          (iii) No Default or Event of Default is existing under the Agreement or the other Loan Documents or will result from the extension of credit contemplated hereby.

          (iv) As of September 20, 2000, the outstanding principal balance of
     (i) the Term Loan is $1,980,000.00, (ii) the Revolving Credit Loans is $ -0- and interest has been paid on the Term Loan and the Revolving Credit Loans through June 30, 2000.

     3. Amendment. The Agreement is hereby amended and restated to read in its entirety as follows:

                                 LOAN AGREEMENT

                          Dated as of December 23, 1994
                  Amended and Restated as of September 20, 2000

     INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Integrated" or the "Borrower"), COOLBRANDS INTERNATIONAL INC., a Canadian corporation, having its principal place of business at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7 ("Coolbrands"), KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation, having its principal place of business at 27 Pine Road, Belleville, St. Michael, Barbados, W.I. ("Kayla"), SWENSEN'S, INC., a Delaware corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Swensen's"), SWENSEN'S ICE CREAM COMPANY, a California corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Ice Cream"), EP ACQUISITION CORP., a Virginia corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("EP"), YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Yogen Fruz"), BRESLER'S INDUSTRIES, INC., an Illinois corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Bresler"), NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, ("Northern"), GOLDEN

SWIRL MANAGEMENT COMPANY, a Utah corporation ("Golden"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 and I CAN'T BELIEVE ITS YOGURT, LTD., a Texas partnership, ("ICB"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, (Coolbrands, Kayla, Swensen's, Ice Cream, EP, Yogen Fruz, Bresler, Northern, Golden and ICB individually, a "Guarantor" and collectively, the "Guarantors"), THE CHASE MANHATTAN BANK, as agent for the Lenders (as defined below), a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 (the "Agent") and THE CHASE MANHATTAN BANK, a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 ("Chase" or a "Lender") hereby agree as follows:

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                    ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS

     SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "Acquisition Loan" means a Revolving Credit Loan, the proceeds of which are to be used for a Permitted Acquisition.

     "Affiliate" means, as to any Person (i) a Person which directly or indirectly controls, or is controlled by, or is under common control with, such Person; (ii) a Person which directly or indirectly beneficially owns or holds five (5%) percent or more of any class of voting stock of, or five (5%) percent or more of the equity interest in, such Person; or (iii) a Person five (5%) percent or more of the voting stock of which, or five (5%) or more of the equity interest of which, is directly or indirectly beneficially owned or held by such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

     "Agent" means The Chase Manhattan Bank, or such other Lender as may succeed to the position of Agent, as provided in this Agreement.

     "Agreement" means this Loan Agreement, as amended, supplemented or modified from time to time.

     "Assignment and Assumption Agreement" means the agreement by which a Lender assigns all, but not a part, of its Pro Rata Share of the Term Loan, its Term Loan Note, its Revolving Credit Loans, its Revolving Credit Note, its Commitment and this Agreement to another Lender, as provided in Section 8.07 of this Agreement.

     "Board of Governors" means the Board of Governors of the Federal Reserve System of the United States of America.

     "Business Day" means a day of the year on which banks are not required or authorized to close in New York City.

     "Canadian Dollars" or "Canadian $" means lawful money of Canada.

     "Capital Expenditures" means, as to any Person, the aggregate amount of any expenditures (including purchase money Debt and the amount secured by purchase money Liens) by such Person for assets (including fixed assets acquired under Capital Leases) which it is contemplated will be used or usable in fiscal years subsequent to the year of acquisition.

     "Capital Lease" means a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

     "Commitment" means the Lenders' obligation to make Revolving Credit Loans to the Borrower pursuant to the terms and conditions of this Agreement.

     "Consolidated Capital Expenditures" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of Capital Expenditures made by Coolbrands and its Consolidated Subsidiaries, computed and consolidated in accordance with GAAP.

     "Consolidated EBITDA" means, as to Coolbrands and its Consolidated Subsidiaries, for any period, the EBITDA of Coolbrands and its Consolidated Subsidiaries for such period, computed and consolidated in accordance with GAAP.

     "Consolidated Funded Debt" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of the Funded Debt of Coolbrands and its Consolidated Subsidiaries, computed and consolidated in accordance with GAAP.

     "Consolidated Senior Funded Debt" means, as to Coolbrands and its Consolidated Subsidiaries, at any date, (i) Consolidated Funded Debt minus (ii) Consolidated Subordinated Debt.

     "Consolidated Subordinated Debt" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of the Subordinated Debt of Coolbrands and its Consolidated Subsidiaries, computed and consolidated in accordance with GAAP.

     "Consolidated Subsidiaries" means, as to any Person, those Subsidiaries of such Person which are consolidated with such Person in the financial statements delivered pursuant to Section 5.01(b).

     "Consolidated Total Assets" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate net book value of the assets of Coolbrands and its Consolidated Subsidiaries after all appropriate adjustments in accordance with GAAP (including without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization and excluding the amount of any write-up or revaluation of any asset), computed and consolidated in accordance with GAAP.

     "Consolidated Total Liabilities" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of the liabilities of Coolbrands and its Consolidated Subsidiaries, including all items which, in accordance with GAAP would be included on the liability side of the balance sheet (other than capital stock, capital surplus and retained earnings) computed and consolidated in accordance with GAAP.

     "Consolidated Unfunded Capital Expenditures" means Consolidated Capital Expenditures funded other than by Debt.

     "Credit Parties" means the Borrower, the Guarantors and any other Person which is required to become a Guarantor pursuant to the provisions of Section 5.01(k) of this Agreement.

     "Debt" means, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations); (iii) obligations of such Person as a lessee under Capital Leases; (iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan; (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed; (ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

     "Debt Service Coverage Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated EBITDA minus Consolidated Unfunded Capital Expenditures to (ii) consolidated interest expense (whether paid or accrued but without duplication) plus the current portion of long term consolidated Debt. The Debt Service Coverage Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA and consolidated interest expense, for a period covering the four (4) fiscal quarters then ended.

     "Default" means any of the events specified in Section 6.01 of this Agreement, whether or not any requirement for notice or lapse of time or any other condition has been satisfied.

     "Dollars" and the sign "$" mean lawful money of the United States of America.

     "EBITDA" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the sum of (i) net income (excluding extraordinary gains and extraordinary losses) plus (ii) interest expense (whether paid or accrued but without duplication) plus (iii) depreciation expense plus (iv) amortization of intangible assets plus (v) federal, state and local income taxes (whether paid or accrued but without duplication) minus (vi) the minority interest in any Subsidiaries, in each case computed and consolidated in accordance with GAAP.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and the published interpretations thereof as in effect from time to time.

     "ERISA Affiliate" means any trade or business (whether or not incorporated) which together with any Credit Party would be treated, with such Person, as a single employer under Section 4001 of ERISA.

     "Event of Default" means any of the events specified in Section 6.01 of this Agreement, provided that any requirement for notice or lapse of time or any other condition has been satisfied.

     "Fixed Rate" means a rate offered by the Bank from time to time, subject to availability, for Interest Periods of not less than fourteen (14) days and, in the case of Revolving Credit Loans only, of not more than three hundred sixty
(360) days.

     "Fixed Rate Loans" means a Loan bearing interest at the Fixed Rate.

     "Fourth Amendment" means the Fourth Amendment to this Agreement, dated as of September 20, 2000.

     "Funded Debt" means, as to any Person, at any date, any Debt which is (i) indebtedness or liability for borrowed money (including Subordinated Debt) having an original maturity of one (1) year or more (including the current portion thereof) or which is extendable at the option of the obligor to a date more than one year from the date of such extension; (ii) indebtedness or liability for the deferred purchase price of property (excluding trade obligations); (iii) obligations as a lessee under Capital Leases; (iv) deferred payment obligations to reimburse a letter of credit issuer for the amount of all draws under letters of credit and trade acceptances; and (v) liabilities under any preferred stock which, at the option of the holder or upon the occurrence of one or more certain events, is redeemable by such holder, or which, at the option of such holder is convertible into long term Debt.

     "Funded Debt to EBITDA Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated Funded Debt (as of the last day of such period) to (ii) Consolidated EBITDA for such period. The Funded Debt to EBITDA Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA, for a period covering the four (4) fiscal quarters then ended.

     "GAAP" means Generally Accepted Accounting Principles.

     "Generally Accepted Accounting Principles" means those generally accepted accounting principles and practices which are recognized as such by the Canadian Institute of Chartered Accountants (the "Institute") acting through the Accounting Standards Board (the "Board") or other appropriate boards or committees thereof and which are consistently applied for all periods so as to properly reflect the financial condition, operations and cash flows of a Person, except that any accounting principle or practice required to be changed by the Institute or the Board (or other appropriate board or committee) in order to continue as a generally accepted accounting principle or practice may be so changed. Any dispute or disagreement between the Borrower and the Agent relating to the determination of Generally Accepted Accounting Principles shall, in the absence of manifest error, be conclusively resolved for all purposes hereof by the written opinion with respect thereto, delivered to the Agent, of the independent accountants selected by Coolbrands and approved by the Agent for the purpose of auditing the periodic financial statements of Coolbrands.

     "Guarantor" or Guarantors" means one or more of the Guarantors, and any other Person required to guarantee the obligations of the Borrower in accordance with Section 5.01(k) of this Agreement.

     "Guaranty" or "Guaranties" means the guaranty or guaranties executed and delivered by the Guarantors pursuant to Section 3.01(h) or 5.01(k) or (n)of this Agreement.

     "Hazardous Materials" includes, without limit, any flammable explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Sections 9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901 et. seq.), and in the regulations adopted and publications promulgated pursuant thereto, or any other federal, state or local environmental law, ordinance, rule or regulation.

     "Highly Leveraged Transaction" means a financing transaction where the Borrower or a Guarantor extends credit to, or invests in, a business where such transaction involves the buyout, acquisition, or recapitalization of an existing business and one of the following criteria is met: (i) the transaction results in a Consolidated Total Liabilities-to-Consolidated Total Assets leverage ratio higher than 75%, or (ii) the transaction at least doubles the Borrower's Consolidated Total Liabilities and results in a Consolidated Total Liabilities-to-Consolidated Total Assets leverage ratio higher than 50%, or
(iii) the transaction is designated as a "highly leveraged transaction" by a syndication agent or a federal bank regulatory agency. The Agent reserves the right from time to time to modify its policies regarding the definition of "highly leveraged transactions".

     "Interest Coverage Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated EBITDA minus Consolidated Unfunded Capital Expenditures to (ii) consolidated interest expense (whether paid or accrued but without duplication). The Interest Coverage Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA and consolidated interest expense, for a period covering the four (4) fiscal quarters then ended.

     "Interest Determination Date" means the date on which Prime Rate Loan is converted to a Fixed Rate Loan.

     "Interest Payment Date" means the first Business Day of each calendar month.

     "Interest Period" means as to any Fixed Rate Loan, the period commencing on the date of such Fixed Rate Loan and ending on such date as the Borrower may elect after being advised by the Bank as to what maturities are available with respect to the Fixed Rate Loan being requested at that time; provided, however,
(i) with respect to a Revolving Credit Loan, no Interest Period shall end later than the Revolving Credit Maturity Date, (ii) with respect to the Term Loan, no Interest Period shall end later than the Maturity Date, (iii) if any Interest Period would end on a day which shall not be a Business Day, such Interest Period shall be extended to the next succeeding Business Day, (iv) no Interest Period in respect of a Fixed Rate Loan representing a portion of the principal required to be paid in accordance with Section 2.04 may be selected unless the sum of the outstanding (x) Prime Rate Loans and (y) Fixed Rate Loans for which the relevant Interest Periods end on or prior to the date of such payment, is in an amount which will be sufficient to make such payment, (v) interest shall accrue from and including the first day of such Interest Period to but excluding the date of payment of such interest and (vi) the length of Interest Periods with respect to Fixed Rate Loans, if such Loans are available, shall be solely in the discretion of the Bank but shall be for a minimum of fourteen (14) days and with respect to Revolving Credit Loans only, a maximum of three hundred sixty (360) days, and the availability of a particular Interest Period at the time of a particular request for a Fixed Rate Loan in no way obligates the Bank to offer a similar Interest Period with respect to Fixed Rate Loans requested on a different occasion.

     "Investment" means any stock, evidence of Debt or other security of any Person, any loan, advance, contribution of capital, extension of credit or commitment therefor, including without limitation the guaranty of loans made to others (except for current trade and customer accounts receivable in the ordinary course of business and payable in accordance with customary trade terms in the ordinary course of business) and any purchase of (i) any security of another Person or (ii) any business or undertaking of any Person or any commitment or option to make any such purchase, or any other investment.

     "Lender" or "Lenders" means one or more of the lenders that are, or become, lenders under, and parties to, this Agreement.

     "Lien" means any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing.

     "Loan" or Loans" means the Term Loan, the Revolving Credit Loans or all or any of the same, including Prime Rate Loans or Fixed Rate Loans, as the context may require.

     "Loan Documents" means this Agreement, the Notes, the Guaranties and any other document executed or delivered pursuant to this Agreement.

     "Material Adverse Change" means, as to any Person, (i) a material adverse change in the financial condition, business, operations, properties, prospects or results of operations of such Person or (ii) any event or occurrence which could have a material adverse effect on the ability of such Person to perform its obligations under the Loan Documents.

     "Material Subsidiary" means any direct or indirect Subsidiary of Coolbrands which represents more than five (5%) percent of the consolidated assets or revenues of Coolbrands.

     "Maturity Date" means March 31, 2001.

     "Multiemployer Plan" means a Plan described in Section 4001(a)(3) of ERISA which covers employees of the Borrower or any ERISA Affiliate.

     "Note" or "Notes" means the Term Loan Notes, the Revolving Credit Notes or one or more of same as the context may require.

     "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

     "Permitted Acquisition" means a merger, consolidation, acquisition of stock or assets, or other similar transaction where the Borrower or any Guarantor acquires all or part of the business of another Person, provided that (i) the Borrower or such Guarantor is the surviving corporate entity; (ii) the acquisition is of more than fifty (50%) percent of the stock or assets of such Person; (iii) the transaction has been approved by the board of directors or other similar governing body of such Person; (iv) such Person, or the assets of such Person, to be acquired shall be in a similar or related line of business of the Borrower, such Guarantor or the food business; (v) the amount of Revolving Credit Loans requested by the Borrower for such acquisition shall not be in excess of $5,000,000.00;
(vi) the acquisition and the financing of such transaction shall not result in such financing becoming a Highly Leveraged Transaction; and (vii) the Bank is provided with such information, documents, certificates or other evidence of the foregoing as it may reasonably request.

     "Permitted Investments" means, (i) direct obligations of the United States of America or any governmental agency thereof, or obligations guaranteed by the United States of America, provided that such obligations mature within one year from the date of acquisition thereof; (ii) time certificates of deposit having a maturity of one year or less issued by any commercial bank organized and existing under the laws of the United States or any state thereof provided that not more than $500,000.00 shall be invested in such banks having aggregate capital and surplus less than $100,000,000.00; (iii) money market mutual funds having assets in excess of $2,500,000,000; (iv) commercial paper rated not less than P-1 or A-1 or their equivalent by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively; (v) tax exempt securities rated Prime 2 or better by Moody's Investor Services, Inc. or A-1 or better by Standard & Poor's Corporation; (vi) loans or advances by the Borrower to a Guarantor or by one Guarantor to another Guarantor; (vii) investments by any Credit Party in the stock of, any Subsidiary (subject to compliance with Section 5.01(k) or this Agreement); (viii) stock or obligations issued in settlement of claims of the Borrower or a Guarantor against any other Person by reason of the bankruptcy, composition or readjustment of Debt, or reorganization of such Person; (ix) loans or advances to employees of the Borrower, its Subsidiaries and Affiliates in an aggregate amount outstanding at any time of not more than $400,000.00; or (x) any other Investments not exceeding $100,000.00 in the aggregate at any time.

     "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local government, or a political subdivision thereof or any agency of such government or subdivision.

     "Plan" means any employee benefit plan established, maintained, or to which contributions have been made by the Borrower or any ERISA Affiliate.

     "Prime Rate" means the rate per annum announced by the Agent from time to time as its prime rate in effect at its principal office on a 360-day basis; each change in the Prime Rate shall be effective on the date such change is announced to become effective.

     "Prime Rate Loan" means a Loan bearing interest at the Prime Rate.

     "Prohibited Transaction" means any transaction set forth in Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended from time to time.

     "Pro Rata Share" means, with respect to each Lender, its pro rata share of the Term Loan or the Commitment, as set forth in Schedule 1.01 annexed hereto, as the same may be modified by any assignment of all or any part of such Lender's pro rata share.

     "Required Lenders" means those Lenders having, in the aggregate, sixty six and two-thirds (66 2/3%) percent of the Commitment.

     "Regulation D" means Regulation D of the Board of Governors, as the same may be amended and in effect from time to time.

     "Regulation T" means Regulation T of the Board of Governors, as the same may be amended and in effect from time to time.

     "Regulation U" means Regulation U of the Board of Governors, as the same may be amended and in effect from time to time.

     "Regulation X" means Regulation X of the Board of Governors, as the same may be amended and in effect from time to time.

     "Reportable Event" means any of the events set forth in Section 4043 of ERISA.

     "Revolving Credit Loans" shall have the meaning assigned to such term in
Section 2.01 of this Agreement.

     "Revolving Credit Maturity Date" means June 30, 2002.

     "Revolving Credit Note" means a promissory note of the Borrower payable to the order of the Bank, in substantially the form of Exhibit B annexed hereto, evidencing the aggregate indebtedness of the Borrower to the Bank resulting from Revolving Credit Loans made by the Bank to the Borrower pursuant to this Agreement.

     "Senior Funded Debt to EBITDA Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated Senior Funded Debt (as of the last day of such period) to (ii) Consolidated EBITDA for such period. The Senior Funded Debt to EBITDA Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA, for a period covering the four (4) fiscal quarters then ended.

     "Serruya Group" means Michael Serruya, Aaron Serruya and Simon Serruya, and members of their respective immediate families.

     "Smith Group" means Richard Smith, David Smith and David Stein, and members of their respective immediate families.

     "Special Acquisition" means a Permitted Acquisition for which the amount of Revolving Credit Loans requested by the Borrower exceeds $5,000,000.00 or which results in the Commitment or the Loans made hereunder being classified as a Highly Leveraged Transaction and which also meets each of the following criteria:

          (i) it shall have delivered to the Agent (x) a term sheet, acquisition agreement or other document outlining the proposed terms and conditions of the Special Acquisition and such other documents or agreements as the Agent may reasonably request, (y) such financial information as the Agent may reasonably request, including, but not limited to: (1) financial statements for the past three (3) fiscal years for the Person to be acquired (or if such Person has not been in existence for three (3) years, for such period of existence but not less than one (1) fiscal year) and (2) a pro forma balance sheet and income statement for the Borrower for a period of one (1) year following such Special Acquisition which shall demonstrate compliance with all of the covenants of this Agreement, and (z) a certificate from the President or Chief Financial Officer of the Borrower certifying that the Special Acquisition shall meet all of the conditions of this Agreement and shall not result in the Borrower failing to meet the covenants set forth in Section 5.03; and

          (ii) the Agent and the Lenders shall have approved, in their sole discretion, such approval not to be unreasonably withheld, such Special Acquisition. The Agent and the Lenders shall have ten (10) Business Days to approve or disapprove such Special Acquisition after all of the information required by (i) above shall have been delivered to the Agent.

     "Subordinated Debt" means Debt of any Person, the repayment of which the obligee has agreed in writing, on terms which have been approved by the Agent in advance in writing, shall be subordinate and junior to the rights of the Agent and the Lenders with respect to Debt owing from such Person to the Agent and the Lenders.

     "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

     "Term Loan" shall have the meaning assigned in Section 2.01 hereof.

     "Term Loan Note" or "Term Loan Notes" means, as the context requires, one or more of the promissory notes of the Borrower payable to the order of each Lender, in substantially the form of Exhibit A annexed hereto, evidencing the indebtedness of the Borrower to such Lender resulting from the Term Loan to be made by the Lenders to the Borrower pursuant to the Agreement.

     "Third Amendment" means the Third Amendment to this Agreement, dated as of December 31, 1997.

     "UCC" means the Uniform Commercial Code of the State of New York, as in effect from time to time.

     SECTION 1.02. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to and including".

     SECTION 1.03. Accounting Terms; Construction. (a) Except as otherwise herein specifically provided, each accounting term used herein shall have the meaning given to it under GAAP.

     (b) All references in this Agreement to "Sections" or "sub-sections" shall be deemed, unless otherwise noted, to be references to the Sections or sub-sections of this Agreement.

     (c) All references in this Agreement to an "Exhibit" or "Exhibits" or to a "Schedule" or "Schedules" shall be deemed, unless otherwise noted, to be references to the Exhibits and Schedules annexed to this Agreement.

     (d) All references to a Subsidiary shall be deemed, unless otherwise noted, to be references to a Subsidiary of the Borrower or a Subsidiary of a Guarantor.

                                   ARTICLE II

                          AMOUNT AND TERMS OF THE LOANS

     SECTION 2.01. The Term Loan. On the date of the Third Amendment, on the terms and conditions of this Agreement and in reliance upon the representations and warranties set forth in this Agreement, Chase has loaned to the Borrower the principal amount of Four Million Five Hundred Thousand ($4,500,000.00) Dollars, and the Borrower borrowed such amount from Chase by executing and delivering to Chase the Term Loan Note. The Term Loan, or portions thereof, shall be a Prime Rate Loan or a Fixed Rate Loan (or a combination thereof) as the Borrower may request subject to and in accordance with Section 2.02 hereof.

     SECTION 2.02. Notice of Term Loan Designations. (a) The Borrower may elect to designate the Term Loan (or a portion thereof) as a Prime Rate Loan or a Fixed Rate Loan by so specifying in the irrevocable notice given pursuant to this Section 2.02; provided, however, that each Fixed Rate Loan for any specific Interest Period shall be in the minimum principal amount of $1,000,000.00 and in increased integral multiples of $500,000.00.

     (b) The Borrower shall give the Agent irrevocable written, telex, telephonic (immediately confirmed in writing) or facsimile notice (i) prior to 10:00 a.m. on the day of such Loan of each election to designate the Term Loan (or a portion thereof) as a Fixed Rate Loan (subject to availability) and (ii) prior to 11:00 a.m. on the day of such Loan of each election to designate the Term Loan (or a portion thereof) as a Prime Rate Loan, in each case specifying the date (which shall be a Business Day) and the aggregate principal amount of such Loan and, if any portion thereof is to consist of one or more Fixed Rate Loans, the respective principal amounts and Interest Periods for each such Fixed Rate Loan; provided that if the Borrower shall request a Fixed Rate Loan when such Loans are not available, fail to specify the duration of the Interest Period with regard to a requested Fixed Rate Loan or fail to specify the type of Loan requested, the request shall be deemed to be a request for a Prime Rate Loan.

     (c) The Borrower may elect to continue Fixed Rate Loans constituting the Term Loan from one Interest Period into a subsequent Interest Period or convert a Prime Rate Loan into a Fixed Rate Loan (subject to availability) by giving the Agent prior written, telex, telephonic (immediately confirmed in writing) or facsimile irrevocable notice of its intention to do so in accordance with the provisions of subsection (b) above. If no such election is made, or if an election is made to continue a Fixed

Rate Loan at the end of its Interest Period when such Loans are not available, such Fixed Rate Loan shall automatically convert into a Prime Rate Loan upon the expiration of such Interest Period.

     SECTION 2.03. Term Loan Note. The Term Loan shall be evidenced by the Term Loan Note of the Borrower. The Term Loan Note shall be dated the date hereof and shall mature on the Maturity Date at which time the entire outstanding principal balance and all interest thereon shall be due and payable. The Term Loan Note shall be entitled to the benefits and subject to the provisions of this Agreement.

     SECTION 2.04. Repayment of Term Loan Note. The principal balance of the Term Loan Note shall be payable in twenty (20) quarterly installments, each due on the first Business Day of each quarter beginning on April 1, 1996 and continuing on the first Business Day of each calendar quarter thereafter. Each of the first nineteen (19) such quarterly principal installments shall be in the amount of $140,000.00 and the twentieth (20th) such quarterly principal installment shall be in an amount equal to the then outstanding principal balance of the Term Loan Note.

     SECTION 2.05. Payment of Interest on the Term Loan Note. (a) In the case of a Prime Rate Loan, interest shall be payable at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal at all times to the Prime Rate plus one half of one (1/2%) percent. Such interest shall be payable on each Interest Payment Date, commencing with the first Interest Payment Date after the date of such Prime Rate Loan, on each Interest Determination Date and on the Maturity Date. Any change in the rate of interest on the Term Loan Note due to a change in the Prime Rate shall take effect as of the date of such change in the Prime Rate.

(b) In the case of a Fixed Rate Loan, interest shall be payable at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to the Fixed Rate. Such interest shall be payable on each Interest Payment Date, commencing with the first Interest Payment Date after the date of such Fixed Rate Loan, on each Interest Determination Date and on the Maturity Date.

     SECTION 2.06. Use of Proceeds. The proceeds of the Term Loan was used by the Borrower to refinance Revolving Credit Loans outstanding on the date of the Third Amendment. No part of the proceeds of the Term Loan may be used for any purpose that directly or indirectly violates or is inconsistent with, the provisions of Regulation T, U or X.

     SECTION 2.07. The Revolving Credit Loans. The Lenders agree, severally but not jointly, on the date of this Agreement, and on the terms and conditions and in reliance upon the representations and warranties hereinafter set forth in this Agreement, to lend to the Borrower prior to the Revolving Credit Maturity Date such amounts as the Borrower may request from time to time (individually, a "Revolving Credit Loan" or collectively, the "Revolving Credit Loans"), which amounts may be borrowed, repaid and reborrowed, provided, however, that the aggregate amount of such Revolving Credit Loans outstanding at any one time shall not exceed Ten Million ($10,000,000.00) Dollars (the "Commitment"), or such lesser amount of the Commitment as may be reduced pursuant to Section 2.13 hereof.

     Each Revolving Credit Loan shall be a Prime Rate Loan or a Fixed Rate Loan (or a combination thereof) as the Borrower may request subject to and in accordance with Section 2.08. Subject to the other provisions of this Agreement, Revolving Credit Loans of more than one type may be outstanding at the same time.

     SECTION 2.08. Notice of Revolving Credit Loans.

     The Borrower shall give the Agent irrevocable written, telex, telephonic (immediately confirmed in writing) or facsimile notice (i) prior to 10:00 a.m. on the day of each Revolving Credit Loan comprised in whole or in part of one or more Fixed Rate Loans, and (ii) prior to 11:00 a.m. on the day of each Revolving Credit Loan consisting solely of a Prime Rate Loan. Nothing herein shall require the Agent to approve an Acquisition Loan for a Special Acquisition earlier than within the time period set forth in the definition of "Special Acquisition". Such notice shall specify the date of such borrowing, the amount thereof and whether such Loan is to be (or what portion or portions thereof are to be) a Prime Rate Loan or a Fixed Rate Loan and, if such Loan or any portion therefore is to consist of one or more Fixed Rate Loans, the principal amounts thereof and Interest Period or Interest Periods with respect thereto. If no election as to a type of Loan is specified in such notice, or if no election as to the Interest Period is specified in such notice with respect to any Fixed Rate Loan, or if a Fixed Rate Loan is requested when such Loans are not available, then in each such case the Borrower shall be deemed to have requested a Prime Rate Loan.

     (b) The Borrower may elect, subject to the provisions of this Agreement, to continue a Fixed Rate Loan or a portion thereof from one Interest Period into a subsequent Interest Period by giving the Agent such notice as the Agent may, in its sole discretion require from time to time, which notice shall be written, telex, telephonic

(immediately confirmed in writing) or facsimile irrevocable notice, of its intention to do so (subject to availability). If no such election is made, or if an election is made to continue a Fixed Rate Loan at the end of its Interest Period when such Loans are not available, such Fixed Rate Loan shall automatically be converted to a Prime Rate Loan on the expiration of such Interest Period. Such election shall be otherwise subject to the provisions of
Section 2.07(a) hereof.

     SECTION 2.09. Revolving Credit Note. Each Revolving Credit Loan shall be
(i) in the case of each Prime Rate Loan in the minimum principal amount of $100,000.00, and in increased integral multiples of $100,000.00 and (ii) in the case of each Fixed Rate Loan in the minimum principal amount of $1,000,000.00 and in increased integral multiples of $500,000.00 (except that, if any such Prime Rate Loan so requested shall exhaust the remaining available Commitment, such Prime Rate Loan may be in an amount equal to the amount of the remaining available Commitment), and shall be evidenced by the Revolving Credit Notes of the Borrower. Each Revolving Credit Note shall be in the principal amount of each Lender's Pro Rata Share of the Commitment, and shall mature on the Revolving Credit Maturity Date, at which time the entire outstanding principal balance and all interest thereon shall be due and payable. The Revolving Credit Note shall be entitled to the benefits and subject to the provisions of this Agreement.

     At the time of the making of each Revolving Credit Loan and at the time of each payment of principal thereon, the holder of each Revolving Credit Note is hereby authorized by the Borrower to make a notation on the schedule annexed to its Revolving Credit Note of the date and amount, and the type and Interest Period of the Revolving Credit Loan or payment, as the case may be. Failure of a Lender to make a notation with respect to any Revolving Credit Loan shall not limit or otherwise affect the obligation of the Borrower hereunder or under such Revolving Credit Note with respect to such Revolving Credit Loan, and any payment of principal on a Revolving Credit Note by the Borrower shall not be affected by the failure of a Lender to make a notation thereof on said schedule.

     SECTION 2.10. Payment of Interest on the Revolving Credit Note.

     (a) In the case of a Prime Rate Loan, interest shall be payable at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal at all times to the Prime Rate plus one half of one (1/2%) percent. Such interest shall be payable on each Interest Payment Date, commencing with the first Interest Payment Date after the date of such Prime Rate Loan, on each Interest Determination Date and on the Revolving Credit Maturity Date. Any change in the rate of interest on the Revolving Credit Note due to a change in the Prime Rate shall take effect as of the date of such change in the Prime Rate.

     (b) In the case of a Fixed Rate Loan, interest shall be payable at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to the Fixed Rate. Such interest shall be payable on each Interest Payment Date, commencing with the first Interest Payment Date after the date of such Fixed Rate Loan, on each Interest Determination Date and on the Revolving Credit Maturity Date.

     SECTION 2.11. Use of Proceeds. The proceeds of the Revolving Credit Loans shall be used by the Borrower (i) to refinance existing Debt owing from the Borrower to the Bank under that certain Credit Agreement between the Borrower and Manufacturers Hanover Trust Company dated as of March 27, 1990, as amended,
(ii) to finance Permitted Acquisitions and Special Acquisitions and (iii) for working capital. No part of the proceeds of any Loan may be used for any purpose that directly or indirectly violates or is inconsistent with, the provisions of Regulations T, U or X.

     SECTION 2.12. Commitment Fee. The Borrower agrees to pay to the Bank from the date of this Agreement and for so long as the Commitment remains outstanding, on the first Business Day of each calendar quarter a commitment fee computed at the rate of one-quarter of one (1/4%) percent per annum (computed on the basis of the actual number of days elapsed over 360 days) on the average daily unused amount of the Commitment, such commitment fee being payable for the calendar quarter, or part thereof, preceding the payment date.

     SECTION 2.13. Reduction of Commitment. Upon at least three (3) Business Days' written notice to the Agent, the Borrower may irrevocably elect to have the unused Commitment terminated in whole or reduced in part provided, however, that any such partial reduction shall be in a minimum amount of $500,000.00, or whole multiples thereof. The Commitment, once terminated or reduced, shall not be reinstated without the express written approval of the Agent and all of the Lenders.

     SECTION 2.14. Prepayment. (a) The Borrower shall have the right at any time and from time to time to prepay any Prime Rate Loan, in whole or in part, without premium or penalty on the same day on which telephonic notice is given to the Agent (immediately confirmed in writing) of such prepayment provided, however, that each such prepayment shall be on a Business Day and shall be in an aggregate principal amount which is an integral multiple of $100,000.00.

     (b) The Borrower shall have the right at any time and from time to time, subject to the provisions hereof and of Section 2.15, to prepay any Fixed Rate Loan, in whole or in part upon at least one (1) Business Day prior irrevocable written notice to the Agent; provided, however, that each such prepayment shall be on a Business Day and shall be in an aggregate principal amount which is an integral multiple of $250,000.00.

     (c) The notice of prepayment under this Section 2.14 shall set forth the prepayment date and the principal amount of the Loan being prepaid and shall be irrevocable and shall commit the Borrower to prepay such Loan by the amount and on the date stated therein. All prepayments shall be accompanied by accrued interest on the principal amount being prepaid to the date of prepayment. Each prepayment under this Section 2.14 shall be applied first towards unpaid interest on the amount being prepaid and then towards the principal in whole or partial prepayment of Loans by the Borrower. In the absence of such specification, amounts being prepaid shall be applied first to any Prime Rate Loan then outstanding and then to Fixed Rate Loans in the order of the expiration of their respective Interest Periods. In the case of the Term Loan, all partial prepayments of Loans shall be applied to installments of principal of the Term Loan in the inverse order of maturity.

     SECTION 2.15. Reimbursement by Borrower. (a) The Borrower shall reimburse any Lender upon such a Lender's demand for any loss incurred or to be incurred by it in the reemployment of the funds released by any prepayment or conversion of any Fixed Rate Loan required or permitted by this Agreement, if such Loan is prepaid or converted (whether voluntarily or by acceleration) other than on the last day of the Interest Period for such Loan, or if the Borrower fails to borrow the Fixed Rate Loan (or is not able to borrow because of an Event of Default or for any other reason hereunder) after having given the irrevocable notice provided by Sections 2.02 or 2.08 of this Agreement. Such loss shall be the product of (i) the difference as determined by such Lender between (x) the rate of interest applicable to such Fixed Rate Loan being prepaid or converted for the remainder of the Interest Period and (y) the rate of interest payable on United States Treasury obligations in an amount and with a maturity similar to such Loan or Loans times (ii) the aggregate amount of principal so prepaid or converted times (iii) the number of days remaining in the applicable Interest Period divided by 360.

     SECTION 2.16. Increased Costs. If, after the date of this Agreement, the adoption of, or any change in, any applicable law, regulation, rule or directive, or any interpretation thereof by any authority charged with the administration or interpretation thereof:

          (i) subjects any Lender to any tax with respect to its Commitment, its Notes or on any amount paid or to be paid under or pursuant to this Agreement or its Notes (other than any tax measured by or based upon the overall net income of such Lender);

          (ii) changes the basis of taxation of payments to such Lender of any amounts payable hereunder (other than any tax measured by or based upon the overall net income of such Lender);

          (iii) imposes, modifies or deems applicable any reserve, capital adequacy or deposit requirements against any assets held by, deposits with or for the account of, or loans made by, such Lender; or

          (iv) imposes on such Lender any other condition affecting its Commitment, its Notes or this Agreement; and the result of any of the foregoing is to increase the cost to such lender of maintaining this Agreement or its Commitment or making the Loans, or to reduce the amount of any payment (whether of principal, interest or otherwise) receivable by such Lender or to require such Lender to make any payment on or calculated by reference to the gross amount of any sum received by it, in each case by an amount which such Lender in its sole judgment deems material, then and in any such case:

          (a) such Lender shall promptly advise the Agent and the Borrower of such event, together with the date thereof, the amount of such increased cost or reduction or payment and the way in which such amount has been calculated; and

          (b) the Borrower shall pay to such Lender, within ten (10) days after the advice referred to in subsection (a) hereinabove, such an amount or amounts as will compensate such Lender for such additional cost, reduction or payment for so long as the same shall remain in effect.

          The determination of each lender as to additional amounts payable pursuant to this Section 2.16 shall be conclusive evidence of such amounts absent manifest error.

     SECTION 2.17. Capital Adequacy. If any Lender shall have determined that the applicability of any law, rule, regulation or guideline, or the adoption after the date hereof of any other law, rule, regulation or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Bank (or any lending office of such Lender) or such Lender's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of its obligations hereunder to a level below that which such Lender or such Lender's holding company could have achieved but for such adoption, change or compliance (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

     SECTION 2.18. Change in Legality. (a) Notwithstanding anything to the contrary contained elsewhere in this Agreement, if any change after the date hereof in law, rule, regulation, guideline or order, or in the interpretation thereof by any governmental authority charged with the administration thereof, shall make it unlawful for any Lender to make or maintain any Fixed Rate Loan or to give effect to its obligations as contemplated hereby with respect to a Fixed Rate Loan, then, by written notice to the Agent and the Borrower, such Lender may:

          (i) declare that Fixed Rate Loans will not thereafter be made by such Lender hereunder, whereupon the Borrower shall be prohibited from requesting such Fixed Rate Loans from such Lender hereunder unless such declaration is subsequently withdrawn; and

          (ii) require that, subject to the provisions of Section 2.15, all outstanding Fixed Rate Loans made by such Lender be converted to a Prime Rate Loan, whereupon all of such Fixed Rate Loans shall be automatically converted to a Prime Rate Loan as of the effective date of such notice as provided in paragraph (b) below.

          (b) For purposes of this Section 2.18, a notice to the Agent and the Borrower by a Lender pursuant to paragraph (a) above shall be effective, for the purposes of paragraph (a) above, if lawful, and if any Fixed Rate Loans shall then be outstanding, on the last day of the then current Interest Period; otherwise, such notice shall be effective on the date of receipt by the Borrower.

     SECTION 2.19. Indemnity. The Borrower will indemnify the Agent and each Lender against any loss or expense which the Agent or any Lender may sustain or incur as a consequence of any default in payment or prepayment of the principal amount of any Loan or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, by notice of prepayment or otherwise), or the occurrence of any Event of Default, including but not limited to any loss or expense sustained or incurred in liquidating or employing deposits from third parties acquired to affect or maintain such Loan or any part thereof. When claiming under this Section 2.19, the Agent or any Lender shall provide to the Borrower a statement, signed by an officer of the Agent or such Lender, explaining the amount of any such loss or expense (including the calculation of such amount), which statement shall, in the absence of manifest error, be conclusive with respect to the parties hereto.

     SECTION 2.20. Change in LIBOR; Availability of Rates. In the event, and on each occasion, that, on the day the interest rate for any Fixed Rate Loan is to be determined, the Agent shall have determined (which determination, absent manifest error, shall be conclusive and binding upon the Borrower) that reasonable means do not exist for ascertaining the rate of interest to be applied to such Fixed Rate Loan, Loans based on such rate (or rates) shall be unavailable. The Agent shall, as soon as practicable thereafter, given written, telex or telephonic notice of such determination of unavailability to the Borrower and the Lenders. Any request by the Borrower for an unavailable Fixed Rate Loan shall be deemed to be a request for a Prime Rate Loan.

     SECTION 2.21. Authorization to Debit Borrower's Account. The Agent is hereby authorized to debit the Borrower's account maintained with the Agent for
(i) all scheduled payments of principal and/or interest under the Notes, and
(ii) the commitment fee and all other amounts due hereunder; all such debits to be made on the days such payments are due in accordance with the terms hereof.

     SECTION 2.22. Late Charges, Default Interest. (a) If the Borrower shall default in the payment of any principal installment of or interest on any Loan or any other amount becoming due hereunder, the Borrower shall pay interest, to the extent permitted by law, on such defaulted amount up to the date of actual payment (after as well as before judgment) at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to two (2%) percent in excess of the interest rate otherwise in effect with respect to the type of Loan in connection with which the required payments have not been made.

     (b) Upon the occurrence and during the continuation of an Event of Default, the Borrower shall pay interest on all amounts owing under the Notes and this Agreement (after as well as before judgment) at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to two (2%) percent in excess of the interest rate otherwise in effect hereunder.

     SECTION 2.23. Payments. All payments by the Borrower hereunder or under the Notes shall be made in U.S. dollars in immediately available funds at the office of the Bank by 12:00 noon, New York City time on the date on which such payment shall be due. Interest on the Notes shall accrue from and including the date of each Loan to but excluding the date on which such Loan is paid in full or refinanced with a Loan of a different type.

     SECTION 2.24. Interest Adjustments. (a) If the provisions of this Agreement or the Notes would at any time otherwise require payment by the Borrower to the Lenders of any amount of interest in excess of the maximum amount then permitted by applicable law the interest payments shall be reduced to the extent necessary so that the Lenders shall not receive interest in excess of such maximum amount. To the extent that, pursuant to the foregoing sentence, the Lenders shall receive interest payments hereunder or under the Notes in an amount less than the amount otherwise provided, such deficit (hereinafter called the "Interest Deficit") will cumulate and will be carried forward (without interest) until the termination of this Agreement. Interest otherwise payable to the Lenders hereunder and under the Notes for any subsequent period shall be increased by such maximum amount of the Interest Deficit that may be so added without causing the Lenders to receive interest in excess of the maximum amount then permitted by applicable law.

     (b) The amount of the Interest Deficit shall be treated as a prepayment penalty and paid in full at the time of any optional prepayment by the Borrower to the Bank of the Term Loan. The amount of the Interest Deficit relating to the Term Loan Note or the Revolving Credit Note at the time of any complete payment of such Notes at that time outstanding (other than an optional prepayment thereof) shall be cancelled and not paid.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE III

                              CONDITIONS OF LENDING

     SECTION 3.01. Conditions Precedent to the Making of the Term Loan and the Initial Revolving Credit Loan. The obligation of the Lenders to make the Term Loan and the initial Revolving Credit Loan contemplated by this Agreement is subject to the condition precedent that the Agent and the Lenders shall have received from the Borrower and the Guarantors on or before the date of this Agreement the following, each dated such day, in form and substance satisfactory to the Bank and its counsel:

     (a) The Term Loan Note and the Revolving Credit Note, each duly executed and payable to the order of each Lender.

     (b) Certified (as of the date of this Agreement) copies of the resolutions of the Board of Directors of the Borrower authorizing the Loans and authorizing and approving this Agreement and the other Loan Documents and the execution, delivery and performance thereof and certified copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement and the other Loan Documents.

     (c) Certified (as of the date of this Agreement) copies of the resolutions of the Boards of Directors and the shareholders of each of the Guarantors, authorizing and approving this Agreement, their Guaranties and any other Loan Document applicable to the Guarantors, and the execution, delivery and performance thereof and certified copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement, their Guaranties and the other Loan Documents.

     (d) A certificate of the Secretary or an Assistant Secretary (attested to by another officer) of the Borrower certifying: (i) the names and true signatures of the officer or officers of the Borrower authorized to sign this Agreement, the Notes and the other Loan Documents to be delivered hereunder on behalf of the Borrower; and (ii) a copy of the Borrower's by-laws as complete and correct on the date of this Agreement.

     (e) A Certificate of the Secretary or an Assistant Secretary (attested to by another officer) of each of the Guarantors certifying (i) the names and true signatures of the officer or officers of the Guarantors authorized to sign this Agreement, their Guaranties and any other Loan Documents to be delivered hereunder on behalf of the Guarantors; (ii) a copy of each of the Guarantors' by-laws as complete and correct on the date of this Agreement; and (iii) the stock ownership of each Guarantor.

     (f) Copies of the certificate of incorporation and all amendments thereto of the Borrower and the Guarantors certified in each case by the Secretary of State (or equivalent officer) of the state of incorporation of each of the Borrower and the Guarantors and a certificate of existence and good standing with respect to the Borrower and the Guarantors from the Secretary of State (or equivalent officer) of the state of incorporation of the Borrower and the Guarantors) and from the Secretary of State (or equivalent officer) of any state in which the Borrower or the Guarantors are authorized to do business.

     (g) An opinion of Tenzer, Greenblatt, Fallon & Kaplan, Esqs., counsel for the Borrower and the Guarantors as to certain matters referred to in Article IV hereof and as to such other matters as the Bank or its counsel may reasonably request.

     (h) From each of the Guarantors, an executed Guaranty.

     (i) From the Borrower, a copy of the consolidated balance sheet and income statement for the Borrower and its Consolidated Affiliates for the six month period ended June 28, 1997, together with all supporting schedules and certified by the Borrower's Chief Financial Officer, the review of which shall be satisfactory to the Bank in all respects.

     (j) From the Borrower, a copy of the balance sheet and income statement for the Borrower only for the six month period ended June 28, 1997, together with all supporting schedules and certified by the Borrower's Chief Financial Officer, the review of which shall be satisfactory to the Bank in all respects.

     (k) From the Borrower, written notice to terminate the Credit Agreement between the Borrower and Manufacturers Hanover Trust Company dated as of March 27, 1990, as amended.

     (l) The following statements shall be true and the Agent shall have received a certificate signed by the President or Chief Financial Officer of the Borrower and each Guarantor dated the date hereof, stating that:

          (a) The representations and warranties contained in Article IV of this Agreement and in the Guaranties are true and correct on and as of such date; and

          (b) No Default or Event of Default has occurred and is continuing, or would result from the making of the Term Loan or the initial Revolving Credit Loan.

     (m) All legal matters incident to this Agreement and the Loan transactions contemplated hereby shall be satisfactory to Cullen and Dykman, counsel to the Bank.

     (n) Receipt by the Agent of such other approvals, opinions or documents as may be required or as the Bank or its counsel may reasonably request.

     (o) Receipt by the Agent of all fees and expenses of the Agent incurred in connection with this Agreement, including, without limitation, the reasonable fees and expenses of the Agent's counsel.

     SECTION 3.02. Conditions Precedent to All Revolving Credit Loans. The obligations of the Lenders to make each Revolving Credit Loan (including the initial Revolving Credit Loan) shall be subject to the further condition precedent that on the date of such Revolving Credit Loan:

     (1) The following statements shall be true and correct and, if requested, the Agent shall have received a certificate signed by the President or the Chief Financial Officer of the Borrower and each Guarantor dated the date of such Revolving Credit Loan, stating that:

          (a) The representations and warranties contained in Article IV of this Agreement and in the Guaranties are true and correct on and as of such date as though made on and as of such date; and

          (b) No Default or Event of Default has occurred and is continuing, or would result from such Revolving Credit Loan. Each request for a Revolving Credit Loan shall be deemed a certification by the Borrower that the statements in (a) and (b) are true and correct on the date of such Loan.

     (2) The Agent shall have received such other approvals, opinions or documents as may be required or as the Bank may reasonably request.

     (3) If the requested Revolving Credit Loan is an Acquisition Loan for a Permitted Acquisition or a Special Acquisition, the Agent shall have received the information set forth in the definitions of "Permitted Acquisition" or "Special Acquisition" as applicable.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     SECTION 4.01. Representations and Warranties. On the date hereof and on each date that the Borrower requests a Revolving Credit Loan, the Borrower and each of the Guarantors represent and warrant as follows:

     (a) Subsidiaries. On the date hereof and on each date that the Borrower requests a Revolving Credit Loan, the only Material Subsidiaries of the Borrower or a Guarantor are those set forth on Schedule 4.01(a) annexed hereto, which Schedule accurately sets forth with respect to each such Subsidiary, its name and address, any other addresses at which it conducts business, its state of incorporation and each other jurisdiction in which it is qualified to do business and the identity and share holdings of its stockholders. Except as set forth on Schedule 4.01(a), all of the issued and outstanding shares of each Material Subsidiary which are owned by the Borrower or a Guarantor are owned by the Borrower or such Guarantor free and clear of any mortgage, pledge, lien or encumbrance. Except for options and similar grants given to employees, officers, directors and advisors in the ordinary course of business, and except as disclosed in the audited consolidated financial statements for Coolbrands and its Consolidated Subsidiaries for the year ended August 31, 1999, there are not outstanding any warrants, options, contracts or commitments of any kind entitling any Person to redeem, purchase or otherwise acquire any shares of common or capital stock or other equity interest of the Borrower, any Guarantor or any Material Subsidiary of the Borrower or a Guarantor, nor are there outstanding any securities which are convertible into or exchangeable for any shares of the common or capital stock of the Borrower, any Guarantor or any Material Subsidiary of the Borrower or a Guarantor.

     (b) Organization. The Borrower and each Guarantor are each a corporation duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and each has the corporate power to own its assets and to transact the business in which it is presently engaged and is duly qualified and is in good standing in all other jurisdictions where the failure to so qualify or remain in good standing could result in a Material Adverse Change in the Borrower or a Guarantor.

     (c) Due Execution, etc. The execution, delivery and performance by the Borrower and each Guarantor of the Loan Documents to which they are a party are within the Borrower's and the Guarantors' corporate power and have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the stockholders of the Borrower or Guarantors other than those which have been obtained; (ii) do not contravene the Borrower's or any of the Guarantors' certificates of incorporation, charters or by-laws; (iii) violate any provision of or any law, rule, regulation, contractual restriction, order, writ, judgment, injunction, or decree, determination or award binding on or affecting the Borrower or any Guarantor; (iv) result in a breach of or constitute a default under any indenture or loan or credit agreement, or any other agreement, lease or instrument to which the Borrower or any Guarantor is a party or by which it or its properties may be bound or affected; and (v) result in, or require, the creation or imposition of any Lien upon or with respect to any of the properties now owned or hereafter acquired by the Borrower or any Guarantor.

     (d) No Authorization, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower or any Guarantor of any Loan Document to which it is a party, except authorizations, approvals, actions, notices or filings which have been obtained, taken or made, as the case may be.

     (e) Validity of Loan Documents. The Loan Documents when delivered hereunder will have been duly executed and delivered on behalf of the Borrower and each Guarantor, as the case may be, and will be legal, valid and binding obligations of the Borrower and each Guarantor, as the case may be, enforceable against the Borrower or such Guarantor in accordance with their respective terms.

     (f) Financial Statements. The consolidated financial statements of Coolbrands and its Consolidated Subsidiaries (other than EP) for the fiscal year ended August 31, 1999, and for the nine (9) month period ended May 31, 2000, copies of which have been furnished to the Bank, fairly present the financial condition of Coolbrands and its Consolidated Subsidiaries as at such dates and the results of operations of Coolbrands and its Consolidated Subsidiaries for the periods ended on such date, all in accordance with GAAP, and since August 31, 1999 there has been (i) no material increase in the liabilities of any of Coolbrands and its Consolidated Subsidiaries other than as disclosed in the financial statements of Coolbrands and its Consolidated Subsidiaries for the third fiscal quarter of 2000 and (ii) except as provided in Schedule 4.01(f), no Material Adverse Change in any of the Credit Parties.

     (g) Litigation. Except as set forth in Schedule 4.01(g) or in consolidated and consolidating financial statements of Coolbrands and its Consolidated Subsidiaries for the fiscal quarter ended May 31, 2000, there is no pending or threatened action, proceeding or investigation affecting the Borrower, any Guarantor or any Subsidiary, before any court, governmental agency or arbitrator, which may either in one case or in the aggregate, result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (h) Tax Returns. The Borrower and each Guarantor have filed all federal, state and local tax returns required to be filed and have paid all taxes, assessments and governmental charges and levies that are reflected on such returns as due, including interest and penalties, provided that neither Integrated nor Yogen Fruz has filed its consolidated federal or state income tax returns for the fiscal year ended August 31, 1999, which will be filed not later than October 31, 2000, and the Borrower represents to the Agent and the Lenders that any unpaid taxes, interest and penalties not accrued for on the August 31, 1999 financial statements will be less than $25,000.00, in the aggregate.

     (i) Licenses, etc. The Borrower, each Guarantor and each Subsidiary own, or are taking appropriate actions to secure the ownership of (and believe in good faith that, prior to obtaining such ownership, they are entitled to use) or are licensed to use all trademarks, tradenames, copyrights, technology, know-how and processes (the "Intellectual Property") that, in the aggregate, are necessary for the conduct of their business as currently conducted except for those of which the failure to own or license could not have a Material Adverse Effect on the Borrower, such Guarantor or such Subsidiary. To the best of the Borrower's and the Guarantors' knowledge, no claim is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Borrower or the Guarantors know of any valid basis for any such claim other than claims which, if adversely determined, would not have a Material Adverse Effect on the Borrower, a Guarantor or such Subsidiary. The use of such Intellectual Property does not infringe on the rights of any Person, except for such claims and infringements that, in the aggregate, do not have a Material Adverse Effect on the Borrower, a Guarantor or such Subsidiary.

     (j) No Burdensome Agreement. Neither the Borrower nor any Guarantor is a party to any indenture, loan or credit agreement or any other agreement, lease or instrument or subject to any charter or corporate restriction which could result in a Material Adverse

Change in the Borrower or any Guarantor and neither the Borrower nor any Guarantor is in default of any such agreement.

     (k) Margin Credit. The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, U or X), and no proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or in any other way which will cause the Borrower to violate the provisions of Regulations T, U or X.

     (l) Compliance with Law. The Borrower, each Guarantor and each Subsidiary are in all material respects in compliance with all federal and state laws and regulations in all jurisdictions where the failure to comply with such laws or regulations could result in a Material Adverse Change in the Borrower, any of the Guarantors or any Subsidiary.

     (m) ERISA. The Borrower, each Guarantor, each Subsidiary and each ERISA Affiliate are in compliance in all material respects with all applicable provisions of ERISA. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any Plan; no notice of intent to terminate a Plan has been filed nor has any Plan been terminated; no circumstances exist which constitute grounds under Section 4042 of ERISA entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administrate, a Plan, nor has the PBGC instituted any such proceedings; neither the Borrower, any Guarantor, any Subsidiary, nor any ERISA Affiliate has completely or partially withdrawn under Sections 4201 or 4204 of ERISA from a Multiemployer Plan; the Borrower, each Guarantor, each Subsidiary and each ERISA Affiliate have met their minimum funding requirements under ERISA with respect to all of their Plans and the present fair market value of all Plan assets exceeds the present value of all vested benefits under each Plan, as determined on the most recent valuation date of the Plan in accordance with the provisions of ERISA for calculating the potential liability of the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate to PBGC or the Plan under Title IV of ERISA; and neither the Borrower, any Guarantor, any Subsidiary nor any ERISA Affiliate has incurred any liability to the PBGC under ERISA.

     (n) Hazardous Materials. Except as set forth on Schedule 4.01(n), the Borrower, each Guarantor and each Subsidiary are in compliance in all material respects with all federal, state or local laws, ordinances, rules, regulations or policies governing Hazardous Materials and neither the Borrower, any Guarantor nor any

Subsidiary has used Hazardous Materials on, from, or affecting any property now owned or occupied by the Borrower, any Guarantor or any Subsidiary in any manner which violates federal, state or local laws, ordinances, rules, regulations or policies governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials, and that to the best of the Borrower's, Guarantors' and Subsidiaries' knowledge, no prior owner of any such property or any tenant, subtenant, prior tenant or prior subtenant have used Hazardous Materials on, from or affecting such property in any manner which violates federal, state or local laws, ordinances, rules, regulations, or policies governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials.

     (o) Use of Proceeds. The proceeds of the Term Loan and the Revolving Credit Loans shall be used exclusively for the purposes set forth in Section 2.06 and
2.11 hereof.

     (p) Title to Assets; Liens. The Borrower and the Guarantors have good title to the properties and assets used in connection with their respective business and such properties and assets are not subject to any Lien other than those described in Section 5.02(a) hereof.

     (q) Casualty. Neither the business nor the properties of the Borrower, any Guarantor or any Subsidiary are affected by any fire, explosion, accident, strike, hail, earthquake, embargo, act of God or of the public enemy, or other casualty (whether or not covered by insurance), which could result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (r) Financial Advantage. The Guarantors acknowledge they have derived or expect to derive a financial or other advantage from the Loans obtained by the Borrower from the Bank.

     (s) Credit Agreements. Schedule 4.01(s) is a complete and correct list of all credit agreements, indentures, purchase agreements, guaranties, Capital Leases, and other investments, agreements and arrangements presently in effect providing for or relating to extensions of credit (including agreements and arrangements for the issuance of letters of credit or for acceptance financing) in respect of which the Borrower or any Guarantor is in any manner directly or contingently obligated, and the maximum principal or face amounts of the credit in question, outstanding or to be outstanding, are correctly stated, and all Liens of any nature given or agreed to be given as security therefor are correctly described or indicated in such Schedule.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                    ARTICLE V

                            COVENANTS OF THE BORROWER

     SECTION 5.01. Affirmative Covenants. So long as any amount shall remain outstanding under the Term Loan Notes or the Revolving Credit Notes, or so long as the Commitment shall remain in effect, the Borrower and each of the Guarantors will, and will cause each Subsidiary to, unless the Agent and the Required Lenders shall otherwise consent in writing:

     (a) Compliance with Laws, Etc. Comply in all material respects with all applicable laws, rules, regulations and orders, where the failure to so comply could result in a Material Adverse Change in the Borrower, a Guarantor or any Subsidiary.

     (b) Reporting Requirements. Furnish to the Agent and the Lenders: (i) Annual Financial Statements. As soon as available and in any event not later than two (2) weeks after submission to the Toronto Stock Exchange or any other Canadian regulatory agency or authority, a copy of the audited consolidated, and management prepared consolidating, financial statements of Coolbrands and its Consolidated Subsidiaries for each fiscal year, including balance sheets with related statements of income and retained earnings and statements of cash flows, all in reasonable detail and setting forth in comparative form the figures for the previous fiscal year, together with an unqualified opinion on such consolidated statements, prepared by independent certified public accountants selected by Coolbrands and satisfactory to the Agent, all such financial statements to be prepared in accordance with GAAP. All financial reporting shall be made to the Agent and the Lenders in Canadian dollars and Coolbrands shall provide the Agent with the conversion rates used and the method of conversion used.

          (ii) Quarterly Financial Statements. As soon as available and in any event not later than two (2) weeks after submission to the Toronto Stock Exchange or any other Canadian regulatory agency or authority, a copy of the consolidated and consolidating financial statements of Coolbrands and its Consolidated Subsidiaries for each of the first three fiscal quarters of each fiscal year, including a balance sheet with related statements of income and retained earnings and a statement of cash flows, all in reasonable detail and, with respect to the consolidated statements only, setting forth in comparative form the figures for the comparable quarter for the previous fiscal year, certified by the Chief Financial Officer of Coolbrands, all such financial statements to be prepared in accordance with GAAP. All financial reporting shall be made to the Agent and the Lenders in

Canadian dollars and Coolbrands shall provide the Agent with the conversion rates used and the method of conversion used.

          (iii) Management Letters. Promptly upon receipt thereof, copies of any reports submitted to the Borrower or any Guarantor by independent certified public accountants in connection with examination of the financial statements of the Borrower and each Guarantor made by such accountants.

          (iv) Certificate of No Default. Simultaneously with the delivery of the financial statements referred to in Section 5.01(b)(i) and (ii), a certificate of the President or the Chief Financial Officer of Coolbrands and the Borrower, (1) certifying that no Default or Event of Default has occurred and is continuing, or if a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof and the action which is proposed to be taken with respect thereto; and (2) with computations demonstrating compliance with the covenants contained in Section 5.03.

          (v) Accountant's Certificate. Simultaneously with the delivery of the annual financial statements referred to in Section 5.01(b)(i), a certificate of the independent certified public accountants who audited such statements to the effect that, in making the examination necessary for the audit of such statements, they have obtained no knowledge of any condition or event which constitutes a Default or Event of Default, or if such accountants shall have obtained knowledge of any such condition or event, they shall specify in such certificate each such condition or event of which they have knowledge and the nature and status thereof.

          (vi) Notice of Litigation. Promptly after the commencement thereof, notice of all actions, suits and proceedings before any court or governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, affecting the Borrower, any Guarantor or any Subsidiary which seeks recovery against the Borrower, a Guarantor or a Subsidiary (i) in an amount in excess of $250,000.00 or (ii) if determined adversely to the Borrower, any Guarantor or any such Subsidiary could result in a Material Adverse Change in the Borrower, any Guarantor or any such Subsidiary and notice of any material changes in any such proceedings previously reported to the Agent.

          (vii) Notice of Defaults and Events of Default. As soon as possible and in any event within five (5) days after the occurrence of each Default or Event of Default, a written notice setting forth the details of such Default or Event of Default and the action which is proposed to be taken by the Borrower with respect thereto.

          (viii) ERISA Reports. Promptly after the filing or receiving thereof, copies of all reports, including annual reports, and notices which the Borrower, any Guarantor or any Subsidiary, files with or receives from the PBGC or the U.S. Department of Labor under ERISA; and as soon as possible after the Borrower or any Guarantor knows or has reason to know that any Reportable Event or Prohibited Transaction has occurred with respect to any Plan or that the PBGC or the Borrower, any Guarantor or any such Subsidiary has instituted or will institute proceedings under Title IV of ERISA to terminate any Plan, the Borrower or such Guarantor will deliver to the Agent a certificate of the President or the Chief Financial Officer of the Borrower or such Guarantor setting forth details as to such Reportable Event or Prohibited Transaction or Plan termination and the action the Borrower or such Guarantor proposes to take with respect thereto.

          (ix) Reports to Other Creditors. Promptly after the furnishing thereof, copies of any statement or report furnished to any other party pursuant to the terms of any indenture, loan, or credit or similar agreement and not otherwise required to be furnished to the Agent pursuant to any other clause of this Section 5.01(b).

          (x) Proxy Statements, Etc. Promptly after the sending or filing thereof, copies of all proxy statements, financial statements and reports which the Borrower or any Guarantor sends to its stockholders, and copies of all regular, periodic, and special reports, and all registration statements which the Borrower or any Guarantor files with the Toronto Stock Exchange or any other Canadian regulatory agency or authority which may be substituted therefor, or with any United States national securities exchange.

          (xi) Material Adverse Change. Promptly upon the occurrence thereof, notify the Agent of any Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

          (xii) Environmental Notices. Promptly after the receipt thereof, a copy of any claim, summons, charge or other notice to a Borrower, a Guarantor or any Subsidiary of a Borrower or a Guarantor regarding compliance (or failure to comply) with any federal, state or local laws governing Hazardous Materials.

          (xiii) Notice of Subsidiaries. Promptly after any Person becomes a Material Subsidiary of a Borrower or a Guarantor, notice to the Agent and the Lenders of such Material Subsidiary.

          (xiv) General Information. Such other information respecting the condition or operations, financial or otherwise, of the Borrower, any Guarantor or any Subsidiary as the Agent may from time to time reasonably request.

     (c) Taxes; Claims. Pay and discharge all taxes, assessments and governmental charges and all other charges and claims by other Persons upon it or them, its or their income and its or their properties prior to the dates on which such amounts are due or on which penalties are attached thereto, unless and only to the extent that (i) such taxes or other claims shall be contested in good faith and by appropriate proceedings by the Borrower, any Guarantor or any Subsidiary, as the case may be, and (ii) there be adequate reserves therefor in accordance with GAAP entered on the books of the Borrower, any Guarantor or any Subsidiary.

     (d) Corporate Existence. Preserve and maintain their corporate existence and good standing in the jurisdiction of their incorporation and the rights, privileges and franchises of the Borrower, each Guarantor and each Subsidiary in each case where failure to so preserve or maintain could result in a Material Adverse Change in the Borrower, such Guarantor or such Subsidiary.

     (e) Maintenance of Properties and Insurance. (i) Keep the respective properties and assets (tangible or intangible) that are useful and necessary in its business, in good working order and condition, reasonable wear and tear excepted; and (ii) maintain, and cause any Subsidiaries to maintain, insurance with financially sound and reputable insurance companies or associations in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning properties doing business in the same general areas in which the Borrower, any Guarantors and any Subsidiaries operate.

     (f) Books of Record and Account. Keep and cause any Subsidiaries to keep, adequate records and proper books of record and account in which complete entries will be made in a manner to enable the preparation of financial statements in accordance with GAAP, reflecting all financial transactions of the Borrower, the Guarantors and any Subsidiaries.

     (g) Visitation. At any reasonable time, and from time to time, on reasonable notice to the Borrower or an applicable Guarantor, permit the Agent or any agents or representatives thereof, to examine and make copies of and abstracts from the books and records of, and visit the properties of, the Borrower or any Guarantor and to discuss the affairs, finances and accounts of the Borrower or any Guarantor with any of the respective officers or directors of the Borrower or such Guarantor or the Borrower's or such Guarantor's independent accountants.

     (h) Performance and Compliance with Other Agreements. Perform and comply with each of the provisions of each and every agreement the failure to perform or comply with which could result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (i) Pension Funding. Comply with the following and cause each ERISA Affiliate of the Borrower, any Guarantor or any Subsidiary to comply with the following:

          (i) engage solely in transactions which would not subject any of such entities to either a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Internal Revenue Code in either case in an amount in excess of $25,000.00;

          (ii) make full payment when due of all amounts which, under the provisions of any Plan or ERISA, the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate is required to pay as contributions thereto;

          (iii) all applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder, including but not limited to Section 412 thereof, and all applicable rules, regulations and interpretations of the Accounting Principles Board and the Financial Accounting Standards Board;

          (iv) not fail to make any payments in an aggregate amount greater than $25,000.00 to any Multiemployer Plan that the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan, or any law pertaining thereto; or

          (v) not take any action regarding any Plan which could result in the occurrence of a Prohibited Transaction.

     (j) Licenses. Maintain at all times all licenses or permits necessary to the conduct of its business or as may be required by any governmental agency or instrumentality thereof where the failure to obtain or maintain such licenses or permits could result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (k) Subsidiaries. Notify the Agent of the formation, acquisition, merger or dissolution of any Material Subsidiary (or of any existing Subsidiary becoming a Material Subsidiary) and cause any direct, wholly owned Material Subsidiary of the Borrower or any Guarantor formed or becoming such after the date of this Agreement to become a Guarantor of all Debts and other obligations of the Borrower under this Agreement and become a party to this Agreement.

     (l) Intentionally Omitted.

     (l) Eskimo. Not later than ten (10) days after the merger of Eskimo Pie Corporation ("Eskimo") into EP, cause Eskimo to (i) execute a joinder agreement pursuant to which Eskimo becomes a party to, and bound by the provisions of this Agreement, (ii) executes a Guaranty and (iii) delivers to the Agent copies of the documentation referred to in Section 3.01(c), (e), (f) and (h).

     SECTION 5.02. Negative Covenants. So long as any amount shall remain outstanding under the Term Loan Notes or the Revolving Credit Notes, or so long as the Commitment shall remain in effect, neither the Borrower nor any of the Guarantors will, nor will they permit any Subsidiary to, without the written consent of the Agent and the Required Lenders:

     (a) Liens, Etc. Create, incur, assume or suffer to exist, any Lien, upon or with respect to any of its properties, now owned or hereafter acquired, except:

          (i) Liens in favor of the Agent as a lender;

          (ii) Liens for taxes or assessments or other government charges or levies if not yet due and payable or if due and payable if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

          (iii) Liens imposed by law, such as mechanics', materialmen's, landlords', warehousemen's, and carriers' Liens, and other similar Liens, securing obligations incurred in the ordinary course of business which are not past due, or which are removed within twenty (20) days from the attachment of such Lien, or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

          (iv) Liens under workers' compensation, unemployment insurance, Social Security, or similar legislation;

          (v) Liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases (permitted under the terms of this Agreement), public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business;

          (vi) Liens described in Schedule 5.02(a), provided that no such Liens shall be renewed, extended or refinanced; and

          (vii) Judgment and other similar Liens arising in connection with court proceedings (other than those described in Section 6.01(f));

          (viii) Easements, rights-of-way, restrictions, and other similar encumbrances which, in the aggregate, do not materially interfere with the Borrower's, a Guarantor's or a Subsidiary's occupation, use and enjoyment of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto; and

          (ix) Purchase money Liens on any property hereafter acquired or the assumption of any Lien on property existing at the time of such acquisition, or a Lien incurred in connection with any conditional sale or other title retention agreement or a Capital Lease, provided that:

               (1) Any property subject to any of the foregoing is acquired by the Borrower, any Guarantor or any Subsidiary in the ordinary course of its respective business and the Lien on any such property is created contemporaneously with, or is in existence at the time of, such acquisition;

               (2) The obligation secured by any Lien so created, assumed, or existing shall not exceed 100% of lesser of cost or fair market value of the property acquired as of the time of the Borrower, any Guarantor or any Subsidiary acquiring the same;

               (3) Each such Lien shall attach only to the property so acquired and fixed improvements thereon; and

               (4) The obligation secured by such Lien is permitted by the provisions of Section 5.02(b) and the related expenditure is permitted by the provisions of Section 5.03(a).

     (b) Debt. Create, incur, assume, or suffer to exist, any Debt, except:

          (i) Debt of the Borrower under this Agreement or the Notes or any other Debt owing from the Borrower or a Guarantor to the Agent as a lender;

          (ii) Debt described in Schedule 5.02(b), provided that no such Debt shall be renewed, extended or refinanced;

          (iii) Subordinated Debt;

          (iv) Accounts payable to trade creditors for goods or services and current operating liabilities (other than for borrowed money), in each case incurred in the ordinary course of business and paid within the specified time, unless contested in good faith and by appropriate proceedings;

          (v) Debt incurred in connection with Permitted Acquisitions or a Special Acquisition, provided such Debt (1) does not cause the Borrower to violate (on a pro-forma basis, after giving effect to such Permitted Acquisition or Special Acquisition) any covenant in Section 5.03, (2) result in the Loans or the subject Acquisition becoming a Highly Leveraged Transaction or (3) otherwise result in a Default or Event of Default;

          (vi) Subordinated Debt between the Borrower and a Guarantor or between Guarantors; and

          (vii) Debt of the Borrower or any Guarantor secured by purchase money Liens permitted by Section 5.02(a)(ix) or otherwise to finance Capital Expenditures permitted by Section 5.03(c).

     (c) Merger. Merge into, or consolidate with or into, or have merged into it, any Person; and, for the purpose of this subsection (d), the acquisition or sale by the Borrower or any Guarantor by lease, purchase or otherwise, of all, or substantially all, of the common stock or the assets of any Person or of it shall be deemed a merger of such Person with the Borrower or any Guarantor, except for (i) the acquisition of Eskimo, (ii) Permitted Acquisitions and Special Acquisitions, (iii) mergers or consolidations of the Borrower and any Guarantor, provided the Borrower is the surviving entity and (iv) mergers or consolidations among the Credit Parties other than the Borrower.

     (d) Sale of Assets, Etc. Sell, assign, transfer, lease or otherwise dispose of any assets (including a saleleaseback transaction) with or without recourse, except for (i) inventory disposed of in the ordinary course of business and (ii) the sale or other disposition of assets no longer used or useful in the conduct of its business.

     (e) Investments, Etc. Make any Investment other than Permitted Investments.

     (f) Transactions With Affiliates. Except for those transactions disclosed on the audited consolidated financial statements for Coolbrands and its Consolidated Subsidiaries for the fiscal year ended August 31, 1999 and except for transactions in the ordinary course of business and pursuant to the reasonable requirements of the Borrower's, a Guarantor's or a Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrower, or the Guarantor or the Subsidiary than would be obtained in a comparable arm's length transaction with a Person not an Affiliate, enter into any transaction, including, without limitation, the purchase, sale, or exchange of property or the rendering of any service, with any Affiliate.

     (g) Prepayment of Outstanding Debt. Pay, in whole or in part, any outstanding Debt having a maturity of one year or more (other than Debt owing to the Agent) of the Borrower or any Guarantor, which by its terms is not then due and payable.

     (h) Guarantees. Guaranty, or in any other way become directly or contingently obligated for any Debt of any other Person (including any agreements relating to working capital maintenance, take or pay contracts or similar arrangements) other than (i) the endorsement of negotiable instruments for deposit in the ordinary course of business; (ii) guarantees existing on the date hereof and set forth in Schedule 5.02(i) annexed hereto; (iii) guarantees by the Borrower of Debt of a Guarantor if such Debt is permitted by Section 5.02(b); (iv) guarantees given in favor of the Agent.

     (i) Change of Business. Materially alter the nature of its business.

     (j) Fiscal Year. Change the ending date of its fiscal year from August 31.

     (k) Accounting Policies. Change any accounting policies, except as permitted by GAAP.

     (l) Dividends, Etc. Declare or pay any dividends, purchase, redeem, retire or otherwise acquire for value any of its capital stock now or hereafter outstanding, or make any distribution of assets to its stockholders as such, whether in cash, assets, or in obligations of the Borrower or any Guarantor; or allocate or otherwise set apart any sum for the payment of any dividend or distribution on, or for the purchase, redemption or retirement of any shares of its capital stock, provided that any Subsidiary may pay dividends to its parent corporation as long as such parent corporation is the Borrower or a Guarantor.

     (m) Change in Ownership/Management. (i) Fail at any time to have the Smith Group and the Serruya Group own, in the aggregate, shares of stock enabling the owners thereof to cast at least forty (40%) percent of the votes for the election of directors of Coolbrands.

          (ii) Fail to have a majority of the members of the board of directors of Coolbrands be the nominees of either the Smith Group or the Serruya Group.

     (n) Hazardous Material. Cause any property owned or occupied by the Borrower, any Guarantor or any Subsidiary to be used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce or process Hazardous Materials, except in compliance with all applicable federal, state and local laws or regulations; nor cause or permit, as a result of any intentional or unintentional act or omission on the part of the Borrower, any Guarantor or any Subsidiary or any tenant or subtenant, a release of Hazardous Materials onto any property owned or occupied by the Borrower, any Guarantor or any Subsidiary or onto any other property; nor fail to comply with all applicable federal, state and local laws, ordinances, rules and regulations, whenever and by whomever triggered; nor fail to obtain and comply with, any and all approvals, registrations or permits required thereunder. The Borrower and the Guarantors shall execute any documentation required by the Agent in connection with the representations, warranties and covenants contained in this paragraph and
Section 4.01 of this Agreement.

     SECTION 5.03. Financial Requirements. So long as any amount shall remain outstanding under the Term Loan Notes or the Revolving Credit Notes, or so long as the Commitment shall remain in effect:

     (a) Consolidated Capital Expenditures. Coolbrands and its Consolidated Subsidiaries will not make Consolidated Capital Expenditures in excess of $3,000,000.00 in the aggregate during any fiscal year.

     (b) Funded Debt to EBITDA Ratio. Coolbrands and its Consolidated Subsidiaries will maintain at all times a Funded Debt to EBITDA Ratio of not greater than 4.00 to 1.00.

     (c) Interest Coverage Ratio. Coolbrands and its Consolidated Subsidiaries will at all times maintain an Interest Coverage Ratio of not less than 3.00 to 1.00.

     (d) Senior Funded Debt to EBITDA Ratio. Coolbrands and its Consolidated Subsidiaries will maintain at all times a Senior Funded Debt to EBITDA Ratio of not greater than 3.00 to 1.00.

     (e) Debt Service Coverage Ratio). Coolbrands and its Consolidated Subsidiaries will maintain at all times a Debt Service Coverage Ratio of not less than (i) 1.25 to 1.00.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE VI

                                EVENTS OF DEFAULT

     SECTION 6.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

          (a) The Borrower shall fail to pay (i) any installment of principal of, or interest on, any Term Loan Note or any Revolving Credit Note when due, or
(ii) any fees or other amounts owed in connection with this Agreement within five (5) days of the date when due; or

          (b) Any representation or warranty made by the Borrower or any Guarantor herein or in the Loan Documents or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made; or

          (c) The Borrower or any Guarantor shall fail to perform (i) any term, covenant or agreement contained in Section 5.01 of this Agreement within fifteen
(15) days after notice of such failure has been given to the Borrower by the Agent or (ii) any other term, covenant, or agreement contained in this Agreement in any other Loan Document (other than the Notes); or

          (d) The Borrower, any Guarantor, or any Subsidiary shall fail to pay
(i) any other Debt owing to the Agent or any Lender or (ii) one or more other Debts in excess of $100,000.00 in principal amount in the aggregate (excluding Debt evidenced by the Notes) of the Borrower, any Guarantor or any Subsidiary (as the case may be), or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other default under any agreement or instrument relating to any such Debt, or any other event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Debt; or any such Debt shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

          (e) The Borrower, any Guarantor or any Subsidiary shall generally not pay its Debts as such Debts become due, or shall admit in writing its inability to pay its Debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower, any Guarantor or any Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its Debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and if instituted against the Borrower, any Guarantor or any Subsidiary shall remain undismissed for a period of 90 days; or the Borrower, any Guarantor or any Subsidiary shall take any action to authorize any of the actions set forth above in this subsection (e); or

          (f) Any judgment or order or combination of judgments or orders for the payment of money, in excess of $500,000.00 in the aggregate, which sum shall not be subject to full, complete and effective insurance coverage, shall be rendered against the Borrower, any Guarantor or any Subsidiary and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

          (g) Any Guarantor shall fail to perform or observe any term or provision of its Guaranty or any representation or warranty made by any Guarantor in connection with such Guarantor's Guaranty shall prove to have been incorrect in any material respect when made; or

          (h) Any of the following events occur or exist with respect to the Borrower, any Guarantor, any Subsidiary, or any ERISA Affiliate: (i) any Prohibited Transaction involving any Plan; (ii) any Reportable Event with respect to any Plan; (iii) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (iv) any event or circumstance that might constitute grounds entitling the PBGC to institute proceedings under Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution of the PBGC of any such proceedings; (v) complete or partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan or the reorganization insolvency, or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, could in the opinion of the Bank subject the

Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise (or any combination thereof) which in the aggregate exceeds or may exceed $500,000.00.

          (i) This Agreement or any other Loan Document, at any time after its execution and delivery and for any reason, ceases to be in full force and effect or shall be declared to be null and void, or the validity or enforceability of any document or instrument delivered pursuant to this Agreement shall be contested by the Borrower, any Guarantor or any party to such document or instrument or the Borrower, any Guarantor or any party to such document or instrument shall deny that it has any or further liability or obligation under any such document or instrument; or

          (j) An event of default specified in any Loan Document other than this Agreement shall have occurred and be continuing.

     SECTION 6.02. Remedies on Default. Upon the occurrence and continuance of an Event of Default the Agent may, and upon demand by the Required Lenders shall, by notice to the Borrower, (i) terminate the Commitment, (ii) declare the Term Loan Notes, the Revolving Credit Notes, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Commitment shall be terminated, the Term Loan Notes and the Revolving Credit Notes, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower and (ii) proceed to enforce its rights whether by suit in equity or by action at law, whether for specific performance of any covenant or agreement contained in this Agreement or any other Loan Document, or in aid of the exercise of any power granted in either this Agreement or any other Loan Document or proceed to obtain judgment or any other relief whatsoever appropriate to the enforcement of its rights, or proceed to enforce any other legal or equitable right which the Agent may have by reason of the occurrence of any Event of Default hereunder or under any Loan Document, provided, however, upon the occurrence of an Event of Default referred to in Section 6.01(e), the Commitment shall be terminated, the Term Loan Notes and the Revolving Credit Notes, all interest thereon and all other amounts payable under this Agreement shall be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower. Any amounts collected pursuant to action taken under this Section 6.02 shall be applied to the payment of, first, any costs incurred by the Agent in taking such action, including but without limitation attorneys fees and expenses, second, to payment of the accrued interest on the Notes and third, to payment of the unpaid principal of the Notes.

     SECTION 6.03. Remedies Cumulative. No remedy conferred upon or reserved to the Agent hereunder or in any Loan Document is intended to be exclusive of any other available remedy, but each and every such remedy shall be cumulative and in addition to every other remedy given under this Agreement or any Loan Document or now or hereafter existing at law or in equity. No delay or omission to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right and power may be exercised from time to time and as often as may be deemed expedient. In order to entitle the Agent to exercise any remedy reserved to it in this Article VI, it shall not be necessary to give any notice, other than such notice as may be herein expressly required in this Agreement or in any Loan Document.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE VII

                 THE AGENT; RELATIONS AMONG LENDERS AND BORROWER

     SECTION 7.01. Appointment, Powers and Immunities of Agent. Each Lender hereby irrevocably appoints and authorizes the Agent to act as its agent hereunder and under any other Loan Document with such powers as are specifically delegated to the Agent by the terms of this Agreement and any other Loan Document, together with such other powers as are reasonably incidental thereto. The Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and any other Loan Document, and shall not by reason of this Agreement be a trustee or fiduciary for any Lender. The Agent shall not be responsible to the Lenders for any recitals, statements, representations or warranties made by the Borrower or the Guarantors, or any officer or official of the Borrower or Guarantors, or any of them, or any other Person contained in this Agreement or any other Loan Document, or in any certificate or other document or instrument referred to or provided for in, or received by any of them under, this Agreement or any other Loan Document, or for the value, legality, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or any other document or instrument referred to or provided for herein or therein, except as explicitly provided herein, or for the failure by the Borrower, the Guarantors, or any of them to perform any of their or its respective obligations hereunder or thereunder. The Agent may employ agents and attorneys-in-fact and shall not be responsible, except as to money or securities received by it or its authorized agents, for the negligence or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. Except as otherwise explicitly provided herein, neither the Agent nor any of its directors, officers, employees or agents shall be liable or responsible to any Lender for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith, except for its or their own gross negligence or wilful misconduct. The Borrower shall pay any fee agreed to by the Borrower and the Agent with respect to the Agent's services hereunder.

     SECTION 7.02. Reliance by Agent. The Agent shall be entitled to rely upon any certification, notice or other communication (including any thereof by telephone, telex, telegram or cable) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by the Agent with reasonable care. The Agent may deem and treat each Lender as the holder of the Loan made by it for all purposes hereof unless and until a notice of the permitted transfer thereof satisfactory to the Agent and signed by such Lender shall have been furnished to the Agent but the Agent shall not be required to deal with any Person who has acquired a participation in any Loan from a Lender. As to any matters not expressly provided for by this Agreement or any other Loan Document, the Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with instructions signed by the Required Lenders, and such instructions of the Required Lenders and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and any other holder of all or any portion of any Loan.

     SECTION 7.03. Defaults. The Agent shall not be deemed to have knowledge of the occurrence of a Default or Event of Default (other than the non-payment of principal of or interest on the Loan or the non-payment of fees due hereunder) unless the Agent has actual knowledge of such Default or Event of Default or has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is a "Notice of Default." In the event that the Agent receives such a notice of, or otherwise has actual knowledge of the occurrence of, a Default or Event of Default, the Agent shall give prompt notice thereof to the Lenders (and shall give each Lender prompt notice of each such non-payment). The Agent shall (subject to Section 7.08 and Section 8.01 hereof) take such action with respect to such Default or Event of Default which is continuing as shall be directed by the Required Lenders; provided that, unless and until the Agent shall have received such directions, the Agent may take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent shall not be required to take any such action which it determines to be contrary to law.

     SECTION 7.04. Rights of Agent as a Lender. With respect to the Loan made by it, any Person which is the Agent in its capacity as a Lender hereunder shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not acting as the Agent, and the term "Lender" or "Lenders" shall, unless the context otherwise indicates, include any Person which is the Agent in its capacity as a Lender. The Agent or any Lender and their respective Affiliates may (without having to account therefor to any other Lender except as otherwise expressly provided in this Agreement) accept deposits from, lend money to (on a secured or unsecured basis), and generally engage in any kind of banking, trust or other business with, the Borrower, the Guarantors or any of them (and any of their Affiliates); provided that no payment or lien priority (other than purchase money liens on equipment being financed by such Lender) shall be given to the Agent or to any Lender for any other transaction without the express written approval of all of the other Lenders. In the case of Chase, it may do so as if it were not acting as the Agent, and the Agent may accept fees and other consideration from the Borrower, the Guarantors or any of them for services in connection with this Agreement or otherwise without having to account for the same to the Lenders. Although the Agent or a Lender or any of their respective Affiliates may in the course of such relationships and relationships with other Persons acquire information about the Borrower, the Guarantors, their Affiliates and such other Persons, neither the Agent nor such Lender shall have any duty to the other Lenders or the Agent to disclose such information to the other Lenders or the Agent except as otherwise provided herein with respect to the occurrence of an Event of Default.

     SECTION 7.05. Indemnification of Agent. The Lenders agree to indemnify the Agent and its directors, officers, employees, agents and Affiliates (the "Indemnitees") (to the extent not reimbursed under Section 8.04 hereof or under the applicable provisions of any other Loan Document, but without limiting the obligations of the Borrower and Guarantors under Section 8.04 hereof or such provisions), ratably in accordance with their Pro Rata Shares (without giving effect to any participation in all or any portion of the Term Loan by them to any other Person), for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Indemnitees in any way relating to or arising out of this Agreement, any other Loan Document or any other documents contemplated by or referred to herein or the transactions contemplated hereby or thereby (including, without limitation, the costs and expenses which the Borrower and Guarantors are obligated to pay under Section 8.04 hereof or under the applicable provisions of any other Loan Document but excluding, unless a Default or Event of Default has occurred, normal administrative costs and expenses incidental to the performance of its agency duties hereunder) or the enforcement of any of the terms hereof or thereof or of any such other documents or instruments; provided that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or wilful misconduct of an Indemnitee.

     SECTION 7.06. Documents. It is the responsibility of the Borrower to forward to each Lender, on or before the due dates set forth herein, a copy of each report, notice (other than notices of borrowings and payments) or other document required by this Agreement or any other Loan Document to be delivered to the Agent.

The Agent is not responsible for forwarding such information to the Lenders.

     SECTION 7.07. Non-Reliance on Agent and Other Lenders. Each Lender agrees that it has, independently and without reliance on the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis of the Borrower, the Guarantors and their Subsidiaries and its decision to enter into this Agreement and that it will, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement or any other Loan Document. The Agent shall not be required to keep itself informed as to the performance or observance by the Borrower or Guarantors of this Agreement or any other Loan Document or any other document referred to or provided for herein or therein or to inspect the properties or books of the Borrower, the Guarantors or any Subsidiary. Except for notices, reports and other documents and information expressly required to be furnished to the Lenders by the Agent hereunder, the Agent shall not have any duty or responsibility to any other Lender to provide any Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower, the Guarantors or any Subsidiary (or any of their Affiliates) which may come into the possession of the Agent or of its Affiliates. The Agent shall not be required to file this Agreement, any other Loan Document or any document or instrument referred to herein or therein, or record or give notice of this Agreement, any other Loan Document or any document or instrument referred to herein or therein, to any Person.

     SECTION 7.08. Failure of Agent to Act. Except for action expressly required of the Agent hereunder, the Agent shall in all cases be fully justified in failing or refusing to act hereunder unless it shall have received further assurances (which may include cash collateral) of the indemnification obligations of the Lenders under Section 7.05 hereof in respect of any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

     SECTION 7.09. Resignation of Agent. Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be a Lender which has an office in New York, New York. The Required Lenders or the retiring Agent, as the case may be, shall upon the appointment of a Successor Agent promptly so notify the Borrower, the Guarantors and the other Lenders. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent's resignation as Agent, the provisions of this Article 7 and
Section 8.04 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

     SECTION 7.10. Amendments Concerning Agency Function. The Agent shall not be bound by any waiver, amendment, supplement or modification of this Agreement or any other Loan Document which affects its rights or duties hereunder or thereunder unless it shall have given its prior written consent thereto.

     SECTION 7.11. Liability of Agent. The Agent shall not have any liabilities or responsibilities to the Borrower, the Guarantors or any of them on account of the failure of any Lender to perform its obligations hereunder or to any Lender on account of the failure of the Borrower, the Guarantors or any of them to perform their or its obligations hereunder or under any other Loan Document. Nothing herein shall be read to relieve any obligation that the Agent may have to the Borrower as a Lender hereunder.

     SECTION 7.12. Transfer of Agency Function. Without the consent of the Borrower, the Guarantors or any Lender, the Agent may at any time or from time to time transfer its functions as Agent hereunder to any of its offices located in the New York metropolitan area, provided that the Agent shall promptly notify the Borrower, the Guarantors and the Lenders thereof.

     SECTION 7.13. Withholding Taxes. Each Lender represents that it is entitled to receive any payments to be made to it hereunder without the withholding of any tax and will furnish to the Agent such forms, certifications, statements and other documents as the Agent may request from time to time to evidence such Lender's exemption from the withholding of any tax imposed by any jurisdiction or to enable the Agent to comply with any applicable laws or regulations relating thereto. Without limiting the effect of the foregoing, if any Lender is not created or organized under the laws of the United States of America or any state thereof, in the event that the payment of interest by the Borrower is treated for U.S. income tax purposes as derived in whole or in part from sources from within the United States, such Lender will furnish to the Agent Form 4224 or Form 1001 of the Internal Revenue Service, or such other forms, certifications, statements or documents, duly executed and completed by such Lender as evidence of such Lender's exemption from the withholding of United States tax with respect thereto. The Agent shall not be obligated to make any payments hereunder to such Lender in respect of any Loan until such Lender shall have furnished to the Agent the requested form, certification, statement or document.

     SECTION 7.14. Several Obligations and Rights of Lenders. The failure of any Lender to make any Loan to be made by it on the date specified therefor shall not relieve any other Lender of its obligation to make its Loan on such date, but no Lender shall be responsible for the failure of any other Lender to make a Loan to be made by such other Lender.

     SECTION 7.15. Pro Rata Treatment of Loans, Etc. Except to the extent otherwise provided, each prepayment and payment of principal of or interest on Loans of a particular type and a particular Interest Period, if any, shall be made to the Agent for the account of the Lenders holding Loans of such type and Interest Period, if any, pro rata in accordance with the respective unpaid principal amounts for such Loans of such Interest Period held by such Lenders.

     SECTION 7.16. Sharing of Payments Among Lenders. If a Lender shall obtain payment of any principal of or interest on any Loans any fee due hereunder, made by it through the exercise of any right of setoff, banker's lien, counterclaim, or any other means, it shall share such payment with the other Lenders and the amount of such payment shall be applied to reduce the Loans of all the Lenders pro rata in accordance with the unpaid principal on the Loans held by each of them, and make such other adjustments from time to time as shall be equitable to the end that all the Lenders shall share the benefit of such payment (net of any expenses which may be incurred by such Lender in obtaining or preserving such benefit) pro rata in accordance with the unpaid principal and interest on the Loans held by each of them. To such end the Lenders shall make appropriate adjustments among themselves if such payment is rescinded or must otherwise be restored. The Borrower agrees that any Lender so purchasing a participation (or direct interest) in the Loans made by the other Lenders may exercise all rights of set off, banker's lien, counterclaim or similar rights with respect to such participation (or direct interest). Nothing contained herein shall require any Lender to exercise any such right or shall affect the right of any Lender to exercise, and retain the benefits of exercising, any such right with respect to any other indebtedness of the Borrower. Notwithstanding the foregoing or any other provision of this Agreement, no right or remedy of any Lender relating to any assets of the Borrowers (including real property, improvements or fixtures) not covered by this Agreement or the other Loan Documents shall in any way be affected by this Agreement or otherwise with respect to any other indebtedness of the Borrower to any of the Lenders.

     SECTION 7.17. Non-receipt of Funds by Agent; Payments to Lenders. (a) Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Lenders hereunder that the Borrower will not make such payment in full, the Agent may assume that the Borrower has made such payment in full to the Agent on such date and the Agent in its sole discretion may, but shall not be obligated to, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent that the Borrower shall not have so made such payment in full to the Agent, such Lender agrees to repay to the Agent on demand such amount and if for any reason the Agent does not receive such amount from such Lender on the day of such demand, if such demand is made before 2:00 p.m. on such day, or on the next Business Day if demand is made after 2:00 p.m. on such day, such Lender shall repay to the Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Agent, at the customary rate set by the Agent for the correction of errors among lenders for three (3) Business Days and thereafter at the Prime Rate.

     (b) If the Agent shall fail to pay any amounts owing by the Agent to a Lender as promptly as may be required by this Agreement, the Agent shall pay to such Lender, on its demand, interest on such delinquent amount at the customary rate set by the Agent for the correction of errors among lenders for three (3) Business Days and thereafter at the Prime Rate.

     SECTION 7.18 Borrower Cooperation with Agent. (a) The Agent and Chase as a Lender, reserve the right, at any time after the date of this Agreement, to transfer all or any part of its Pro Rate Share of the Term Loan to one or more other Lenders. The Agent may commence syndication efforts at any time after the execution of this Agreement, and the Borrower and the Guarantors agree to actively assist the Agent in completing a timely and orderly syndication satisfactory to it. Such assistance shall include (i) direct contact during the syndication between senior management and advisors of the Borrower and the Guarantors, on the one hand, and the proposed Lenders, on the other hand, (ii) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication, and (iii) the hosting, with the Agent, of one or more meetings of prospective Lenders.

     (b) It is understood and agreed that the Agent will, in consultation with the Borrower and the Guarantors, manage all aspects of the syndication, including selection of Lenders and determination of when the Agent will approach potential Lenders, any naming rights, the final allocations of the Term Loan among the Lenders and the amount and distribution of fees among the Lenders. To assist the Agent in its syndication efforts, the Borrower and the Guarantors agree to promptly prepare and provide to the Agent and the Lenders all such information with respect to the Borrower, the Guarantors and any of their subsidiaries, including financial information and projections (the "Projections"), as they may reasonably request in connection with the arrangement and syndication. The Borrower and the Guarantors hereby represent and covenant that (i) all information other than the Projections (the "Information") that has been or will be made available to any Lender or the Agent by the Borrower, any of the Guarantors or any of their authorized representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (ii) the Projections made available to any Lender or the Agent by the Borrower, any of the Guarantors or any of their authorized representatives have been or will be prepared in good faith based upon reasonable assumptions. The Borrower and the Guarantors agree to supplement the Information and the Projections so that upon the transfer of any part of the Term Loan, the representations in the preceding sentence remain correct. The Borrower and the Guarantors understand that in arranging the syndication, the Lenders and the Agent will be using and relying primarily on the Information and the Projections without independent verification thereof.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                  ARTICLE VIII

                                  MISCELLANEOUS

     SECTION 8.01. Amendments, Etc. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or modified only by an instrument in writing signed by the Borrower, the Guarantors, the Agent and the Required Lenders, and any provision of this Agreement may be waived by the Borrower (if such provision requires performance by the Agent or the Lenders) or by the Agent acting with the consent of the Required Lenders (if such provision requires performance by the Borrower); provided that no amendment, modification or waiver shall, unless by an instrument signed by all of the Lenders or by the Agent acting with the consent of all of the Lenders:
(a) increase or extend the term of the Commitment or any Loan, (b) extend the date fixed for the payment of principal of or interest on any Loan, (c) reduce the amount of any payment of principal thereof or the rate at which interest is payable thereon or any fee payable hereunder, (d) alter the terms of this
Section 8.01, (e) amend the definition of the term "Required Lenders", (f) change the fees payable to any Lender except as otherwise provided herein, (g) permit the Borrower to transfer or assign any of its obligations hereunder or under the other Loan Documents, (h) amend the provisions of Article 7 hereof,
(i) give any payment priority to any Person (including any of the Lenders) over amounts due in connection with any Loan, (j) release any Guarantors or collateral or (k) amend any provision of this Agreement or any other Loan Document which requires the action of all Lenders. No failure on the part of the Agent or any Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     SECTION 8.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed, telegraphed, sent by facsimile or delivered, if to the Borrower or any Guarantor, at the address of the Borrower set forth at the beginning of this Agreement to the attention of Gary P. Stevens, President and Chief Financial Officer, with a copy to (i) Richard Smith, P.O. Box 43, Southampton, New York 11969 and (ii) Benjamin Raphan, Esq., Blank, Rome, Tenzer, Greenblatt, LLP, 405 Lexington Avenue, New York, New York 10174 and if to the Agent, at the address of the Agent set forth at the beginning of this Agreement to the attention of Coolbrands International Inc. Relationship Manager, or, as to each party, at such other address as shall be designated by such party in a written notice complying as to delivery with the terms of this Section 7.02 to the other parties. All such notices and communications shall be effective when mailed, telegraphed or delivered, except that notices shall not be effective until received.

     SECTION 8.03. No Waiver, Remedies. No failure on the part of the Agent to exercise, and no delay in exercising, any right, power or remedy under any Loan Document, shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law.

     SECTION 8.04. Costs, Expenses and Taxes. The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, execution, delivery and administration of this Agreement, the Notes and any other Loan Documents, including, without limitation, the fees and expenses of counsel for the Agent with respect thereto and with respect to advising the Bank as to its rights and responsibilities under this Agreement, and all costs and expenses, if any (including counsel fees and expenses), in connection with the enforcement of this Agreement, the Notes and any other Loan Documents. The Borrower shall at all times protect, indemnify, defend and save harmless the Agent from and against any and all claims, actions, suits and other legal proceedings, and liabilities, obligations, losses, damages, penalties, judgments, costs, expenses or disbursements which the Agent may, at any time, sustain or incur by reason of or in consequence of or arising out of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The Borrower acknowledges that it is the intention of the parties hereto that this Agreement shall be construed and applied to protect and indemnify the Agent against any and all risks involved in the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, all of which risks are hereby assumed by the Borrower, including, without limitation, any and all risks of the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority, provided that the Borrower shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. The Agent agrees to use its best efforts to notify the Borrower before it incurs any expenses which are reimbursable by the Borrower under this Section 8.04 if such expenses equal or exceed $5,000.00, but any failure of the Agent to so notify the Borrower will not relieve the Borrower of its obligations hereunder. The provisions of this Section 8.04 shall survive the payment of the Notes and the termination of this Agreement.

     SECTION 8.05. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender, or any Affiliate of such Lender to or for the credit or the account of the Borrower or the Guarantors against any and all of the obligations of the Borrower or the Guarantors now or hereafter existing under this Agreement and the Notes, irrespective of whether or not the Agent shall have made any demand under this Agreement or the Notes and although such obligations may be unmatured. The rights of the Agent and the Lenders under this Section are in addition to all other rights and remedies (including, without limitation, other rights of set-off) which they may have.

     SECTION 8.06. Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower, the Guarantors, the Agent and the Lenders.

     SECTION 8.07. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Agent and all Lenders.

     (b) Any Lender may at any time grant to one or more lenders or other institutions (each a "Participant") participating interests in its Pro Rata Share of the Commitment or the Loans. In the event of any such grant by a Lender of a participating interest to a Participant, whether or not upon notice to the Borrower or the Agent, such Lender shall remain responsible for the performance of its obligations hereunder, and the Borrower and the Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which any Lender may grant such a participating interest shall provide that such Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement. The Borrower agrees that each Participant shall, to the extent provided in its participation agreement, be entitled to the benefits of this Article VIII hereof with respect to its participating interest. An assignment or other transfer which is not permitted by subsection (c) or (d) below shall be given effect for purposes of this Agreement only to the extent of a participating interest granted in accordance with this subsection (b).

     (c) (i) Any Lender may at any time, with the express written consent of the Agent, assign to one or more lenders or other institutions (each an "Assignee") all, but not a part of its Pro Rata Share of its Commitment and the Loans, and of its rights and obligations under this Agreement and its Notes, and such Assignee shall assume such rights and obligations, pursuant to an Assignment and Assumption Agreement in substantially the form of Exhibit B hereto executed by such Assignee and such transferor Lender, with the subscribed consent of the Agent, and with, so long as no Default or Event of Default has occurred and is continuing, (and subject to) the subscribed consent of the Borrower, which shall not be unreasonably withheld. Upon execution and delivery of such instrument and payment by such Assignee to such transferor Lender of an amount equal to the purchase price agreed between such transferor Lender and such Assignee, such Assignee shall be a Lender party to this Agreement and shall have all the rights and obligations of a Lender hereunder, and the transferor Lender shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by any party shall be required.

               (ii) Upon the consummation of any assignment pursuant to this subsection (c), the transferor Lender, the Agent and the Borrower shall make appropriate arrangements so that new Notes are issued to the Assignee. In connection with any such assignment, the transferor Lender shall pay to the Agent an administrative fee for processing such assignment in the amount of $3,500.00. If an Assignee is not incorporated under the laws of the United States of America or a state thereof, it shall deliver to the Borrower and the Agent certification as to exemption from deduction or withholding of any United States federal income taxes in accordance with Section 7.13 hereof.

     (d) Any Lender may at any time assign all or any portion of its rights under this Agreement and its Notes to a Federal Reserve Bank. No such assignment shall release the transferor Lender from its obligations hereunder.

     SECTION 8.08. Further Assurances. The Borrower and each Guarantor agree at any time and from time to time at its expense, upon request of the Agent or its counsel, to promptly execute, deliver, or obtain or cause to be executed, delivered or obtained any and all further instruments and documents and to take or cause to be taken all such other action the Agent may deem desirable in obtaining the full benefits of, this Agreement or any other Loan Document.

     SECTION 8.09. Section Headings, Severability, Entire Agreement. Section and subsection headings have been inserted herein for convenience only and shall not be construed as part of this Agreement. Every provision of this Agreement and each Loan Document is intended to be severable; if any term or provision of this Agreement, any Loan Document, or any other document delivered in connection herewith shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions hereof or thereof shall not in any way be affected or impaired thereby. All exhibits and schedules to this Agreement shall be annexed hereto and shall be deemed to be part of this Agreement. This Agreement and the exhibits and schedules attached hereto embody the entire Agreement and understanding among the Borrower, the Guarantors, the Agent and the Lender and supersede all prior agreements and understandings relating to the subject matter hereof.

     SECTION 8.10. Governing Law. This Agreement, the Term Loan Notes and all other Loan Documents shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

     SECTION 8.11. WAIVER OF JURY TRIAL. THE BORROWER, EACH GUARANTOR, THE AGENT AND THE LENDERS WAIVE ALL RIGHTS TO TRIAL BY JURY ON ANY CAUSE OF ACTION DIRECTLY OR INDIRECTLY INVOLVING THE TERMS, COVENANTS OR CONDITIONS OF THIS AGREEMENT OR ANY LOAN DOCUMENT.

     SECTION 8.12. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                   END OF AMENDED AND RESTATED LOAN AGREEMENT

                                    EXHIBIT A

                                 TERM LOAN NOTE

                                                           Garden City, New York
$4,500,000.00                                              March 8, 1996

     FOR VALUE RECEIVED, INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veteran's Memorial Highway, Ronkonkoma, New York 11779 (the "Borrower") promises to pay to the order of CHEMICAL BANK ("Bank") at its office located at 1 Pierrepont Plaza, Brooklyn, New York 11201, the principal amount of FOUR MILLION FIVE HUNDRED THOUSAND ($4,500,000.00) DOLLARS, or, if less, the unpaid principal amount of the Term Loan (as defined in the Agreement, as defined below) made by the Bank to the Borrower pursuant to the Agreement.

     The principal balance of this Note shall be payable in twenty (20) quarterly principal installments, due on the first Business Day of each calendar quarter, commencing on April 1, 1996, the first nineteen (19) of such installments being in the principal amount of $140,000.00 and the twentieth
(20th) such installment being in the remaining principal amount of this Note.

     Borrower shall pay interest on the unpaid principal balance of this Note from time to time outstanding, at said office at the rates of interest, at the times and for the periods set forth in the Agreement.

     All payments including prepayments on this Note shall be made in lawful money of the United States of America in immediately available funds. Except as otherwise provided in the Agreement, if a payment becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and interest shall be payable thereon at the rate herein specified during such extension.

     This Note is the Term Loan Note referred to in that certain Loan Agreement among Borrower, certain Guarantors and Bank dated as of December 23, 1994 as amended and restated as of March 8, 1996 (the "Agreement"), as such Agreement may be further amended from time to time, and is subject to prepayment and its maturity is subject to acceleration upon the terms contained in said Agreement. All capitalized terms used in this Note and not defined herein shall have the meanings given them in the Agreement.

     If any action or proceeding be commenced to collect this Note or enforce any of its provisions, Borrower further agrees to pay all costs and expenses of such action or proceeding and attorneys' fees and expenses and further expressly waives any and every right to interpose any counterclaim (other than mandatory counterclaims) in any such action or proceeding. Borrower hereby submits to the jurisdiction of the Supreme Court of the State of New York and agrees with Bank that personal jurisdiction over Borrower shall rest with the Supreme Court of the State of New York for purposes of any action on or related to this Note, the liabilities, or the enforcement of either or all of the same. Borrower hereby waives personal service by manual delivery and agrees that service of process may be made by postpaid certified mail directed to Borrower at Borrower's address designated in the Agreement or at such other address as may be designated in writing by Borrower to Bank in accordance with Section 7.02 of the Agreement, and that upon mailing of such process such service be effective with the same effect as though personally served. Borrower hereby expressly waives any and every right to a trial by jury in any action on or related to this Note, the liabilities or the enforcement of either or all of the same.

     Bank may transfer this Note and may deliver the security or any part thereof to the transferee or transferees, who shall thereupon become vested with all the powers and rights above given to Bank in respect thereto, and Bank shall thereafter be forever relieved and fully discharged from any liability or responsibility in the matter. The failure of any holder of this Note to insist upon strict performance of each and/or all of the terms and conditions hereof shall not be construed or deemed to be a waiver of any such term or condition.

     Borrower authorizes Bank to complete this Note as to any terms not set forth herein at the time of delivery hereof.

     Borrower and all endorsers and guarantors hereof waive presentment and demand for payment, notice of non-payment, protest, and notice of protest.

     This Note shall be construed in accordance with and governed by the laws of the State of New York.

                                        INTEGRATED BRANDS INC.


                                        By
                                           -------------------------------------
                                           Name:  Gary P. Stevens
                                           Title: President

                                    EXHIBIT B

                   AMENDED AND RESTATED REVOLVING CREDIT NOTE

$10,000,000.00                                             Garden City, New York
                                                           ___________, 1997

     FOR VALUE RECEIVED, on the Maturity Date, INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veteran's Memorial Highway, Ronkonkoma, New York 11779 (the "Borrower"), promises to pay to the order of THE CHASE MANHATTAN BANK ("Bank") at its office located at 1 Pierrepont Plaza, Brooklyn, New York 11201, the principal sum of the lesser of:
(a) Ten Million ($10,000,000.00) Dollars; or (b) the aggregate unpaid principal amount of all Revolving Credit Loans made by Bank to Borrower pursuant to the Agreement (as defined below).

     Borrower shall pay interest on the unpaid principal balance of this Note from time to time outstanding, at said office, at the rates of interest, at the times and for the periods set forth in the Agreement.

     All payments including prepayments on this Note shall be made in lawful money of the United States of America in immediately available funds. Except as otherwise provided in the Agreement, if a payment becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and interest shall be payable thereon at the rate herein specified during such extension.

     Borrower hereby authorizes Bank to enter from time to time the amount of each Loan to Borrower and the amount of each payment on a Loan on the schedule annexed hereto and made a part hereof. Failure of Bank to record such information on such schedule shall not in any way effect the obligation of Borrower to pay any amount due under this Note.

     This Note is the Revolving Credit Note referred to in that certain Loan Agreement among Borrower, certain Guarantors, and Bank dated December 23, 1994, as amended and restated as of March 8, 1996 and as of _____, 1997 (the "Agreement"), as such Agreement may be further amended from time to time, and is subject to prepayment and its maturity is subject to acceleration upon the terms contained in said Agreement. All capitalized terms used in this Note and not defined herein shall have the meanings given them in the Agreement.

     If any action or proceeding be commenced to collect this Note or enforce any of its provisions, Borrower further agrees to pay all costs and expenses of such action or proceeding and attorneys' fees and expenses and further expressly waives any and every right to interpose any counterclaim (other than mandatory counterclaims) in any such action or proceeding. Borrower hereby submits to the jurisdiction of the Supreme Court of the State of New York and agrees with Bank that personal jurisdiction over Borrower shall rest with the Supreme Court of the State of New York for purposes of any action on or related to this Note, the liabilities, or the enforcement of either or all of the same. Borrower hereby waives personal service by manual delivery and agrees that service of process may be made by post-paid certified mail directed to the Borrower at the Borrower's address set forth above or at such other address as may be designated in writing by the Borrower to Bank in accordance with Section 7.02 of the Agreement, and that upon mailing of such process such service be effective with the same effect as though personally served. Borrower hereby expressly waives any and every right to a trial by jury in any action on or related to this Note, the liabilities or the enforcement of either or all of the same. Bank may transfer this Note and may deliver the security or any part thereof to the transferee or transferees, who shall thereupon become vested with all the powers and rights above given to Bank in respect thereto, and Bank shall thereafter be forever relieved and fully discharged from any liability or responsibility in the matter. The failure of any holder of this Note to insist upon strict performance of each and/or all of the terms and conditions hereof shall not be construed or deemed to be a waiver of any such term or condition.

     Borrower and all endorsers and guarantors hereof waive presentment and demand for payment, notice of non-payment, protest, and notice of protest.

     This Note shall be construed in accordance with and governed by the laws of the State of New York.

                                        INTEGRATED BRANDS INC.


                                        By
                                           -------------------------------------
                                           Name:  Gary P. Stevens
                                           Title: President

                       Schedule of Revolving Credit Loans

                     Amount of             Name of
                     Principal             Principal
Making   Amount of   Paid or     Unpaid    Person Making
Date     Loan        Prepaid     Balance   Notation
------   ---------   ---------   -------   -------------
________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

________________________________________________________

     4. Ratification and Reaffirmation. Except as hereby amended, the Agreement and all other Loan Documents executed in connection therewith, are, in all respects, ratified and confirmed. The obligations of all Guarantors under their respective Guaranties are reaffirmed.

     5. Execution in Counterparts. This Fourth Amendment Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Fourth Amendment Agreement as of the year and date first above written.

                                        INTEGRATED BRANDS INC.


                                        By /s/ Gary P. Stevens
                                           -------------------------------------
                                           Name: Gary P. Stevens
                                           Title: President


                                        COOLBRANDS INTERNATIONAL INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S, INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S ICE CREAM COMPANY


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President

     4. Ratification and Reaffirmation. Except as hereby amended, the Agreement and all other Loan Documents executed in connection therewith, are, in all respects, ratified and confirmed. The obligations of all Guarantors under their respective Guaranties are reaffirmed.

     5. Execution in Counterparts. This Fourth Amendment Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Fourth Amendment Agreement as of the year and date first above written.

                                        INTEGRATED BRANDS INC.


                                        By
                                           -------------------------------------
                                           Name: Gary P. Stevens
                                           Title: President


                                        COOLBRANDS INTERNATIONAL INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S ICE CREAM COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President

                                        EP ACQUISITION CORP.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        BRESLER'S INDUSTRIES, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.

                                        By Kayla Foods, Inc.
                                           General Partner


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        THE CHASE MANHATTAN BANK, AS AGENT


                                        By
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President


                                        THE CHASE MANHATTAN BANK, AS LENDER


                                        By
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President

                                        EP ACQUISITION CORP.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        BRESLER'S INDUSTRIES, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.

                                        By Kayla Foods, Inc.
                                           General Partner


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        THE CHASE MANHATTAN BANK, AS AGENT


                                        By
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President


                                        THE CHASE MANHATTAN BANK, AS LENDER


                                        By
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President

                                        EP ACQUISITION CORP.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        BRESLER'S INDUSTRIES, INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.

                                        By Kayla Foods, Inc.
                                           General Partner


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        THE CHASE MANHATTAN BANK, AS AGENT


                                        By /s/ Malachy J. Mulligan
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President


                                        THE CHASE MANHATTAN BANK, AS LENDER


                                        By /s/ Malachy J. Mulligan
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President

                                 FIFTH AMENDMENT
                           DATED AS OF MARCH 31, 2003
                                TO LOAN AGREEMENT
                         DATED AS OF DECEMBER 23, 1994

     This Fifth Amendment is dated as of 31 day of March, 2003 by and among INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 (the "Borrower"), COOLBRANDS INTERNATIONAL INC., a Canadian corporation, having its principal place of business at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7 ("Coolbrands"), KAYLA FOODS INT'L (BARBADOS) INC. a Barbados corporation, having its principal place of business at 27 Pine Road, Belleville, St. Michael, Barbados, W.I. ("Kayla"), SWENSEN'S, INC., a Delaware corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Swensen's"), SWENSEN'S ICE CREAM COMPANY, a California corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Ice Cream"), EP ACQUISITION CORP., a Virginia corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("EP"), YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Yogen Fruz"), BRESLER'S INDUSTRIES, INC., an Illinois, corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Bresler"), NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, ("Northern"), GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation ("Golden"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 and I CAN'T BELIEVE ITS YOGURT, LTD., a Texas partnership, ("ICB"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, (Coolbrands, Kayla, Swensen's, Ice Cream, EP, Yogen Fruz, Bresler, Northern, Golden and ICB individually, a "Guarantor" and collectively, the "Guarantors"), JPMORGAN CHASE BANK, formerly known as The Chase Manhattan Bank, as agent for the Lenders (as defined below), a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 (the "Agent") and JPMORGAN CHASE BANK, formerly known as The Chase Manhattan Bank, a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 ("Chase" or a "Lender");

                                   WITNESSETH:

     WHEREAS, the Borrower, Swensen's, Ice Cream and Chase entered into a Loan Agreement dated as of December 23, 1994, and amended as of September 7, 1995, March 8, 1996, December 31, 1997 and September 20, 2000 (as so amended, the "Agreement") and pursuant to such Agreement Chase has made available to the Borrower, among other things, certain Revolving Credit Loans as evidenced by a Revolving Credit Note; and

     WHEREAS, the Revolving Credit Note and all other obligations arising under the Agreement are guaranteed by the Guarantors pursuant to guaranties given by each of them to Chase, and ratified and confirmed on the dates this Agreement has been amended (the "Guaranties"); and

     WHEREAS, Chase has heretofore extended the Revolving Credit Maturity Date at the request of the Borrower; and

     WHEREAS, the Borrower has requested that Chase agree to extend the Revolving Credit Maturity Date to November 30, 2003 on the terms and conditions herein contained.

     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Borrower, the Guarantors (as defined in the Agreement, as amended hereby) and Chase agree as follows:

     1. Definitions. As used in this Fifth Amendment, capitalized terms, unless otherwise defined, shall have the meanings ascribed to them in the Agreement, as amended.

     2. Representations and Warranties. As an inducement for the Bank to enter into this Fifth Amendment, the Borrower and the Guarantors each represent and warrant as follows:

     That with respect to the Agreement and the Loan Documents:

          (i) There are no defenses, offsets or counterclaims to the respective obligations of the Borrower or the Guarantors under the Agreement, the Loans, the Notes, the Guaranties or any of the other Loan Documents, and if any such defenses, offsets or counterclaims exist without the knowledge of one or more of the Borrower or such Guarantors, the same are hereby waived.

          (ii) All of the representations and warranties made by the Borrower and the Guarantors in the Agreement or in the other Loan Documents are true and correct in all material respects as if made on the date hereof.

          (iii) No Default or Event of Default is existing under the Agreement or the other Loan Documents or will result from the extension of credit contemplated hereby.

          (iv) As of the date hereof, the outstanding principal balance of the Revolving Credit Loans is $ -0- and interest has been paid on the Revolving Credit Loans through ___________, 200_.

     3. References to Agent and Bank. All references to the Agent, the Bank and The Chase Manhattan Bank contained in the Loan Documents shall be deemed references to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.

     4. Amendment. The definition of Revolving Credit Maturity Date is hereby amended to read in its entirety as follows:

          "'Revolving Credit Maturity Date' means November 30, 2003."

     5. Ratification and Reaffirmation. Except as hereby amended, the Agreement and all other Loan Documents executed in connection therewith, are, in all respects, ratified and confirmed. The obligations of all Guarantors under their respective Guaranties are reaffirmed.

     6. Execution in Counterparts. This Fifth Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

     IN WITNESS WHEREOF, the parties hereto have duly executed this Fifth Amendment as of the year and date first above written.

                                        INTEGRATED BRANDS INC.


                                        By /s/ Gary P. Stevens
                                           -------------------------------------
                                           Name:  Gary P. Stevens
                                           Title: President


                                        COOLBRANDS INTERNATIONAL INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        SWENSEN'S INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        SWENSEN'S ICE CREAM COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        EP ACQUISITION CORP.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President

                                        BRESLER'S INDUSTRIES, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.

                                        By Kayla Foods, Inc.
                                           General Partner


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name:  David J. Stein
                                           Title: President


                                        JPMORGAN CHASE BANK, AS AGENT


                                        By /s/ Malachy Mulligan
                                           -------------------------------------
                                           Name:  Malachy Mulligan
                                           Title: Vice President


                                        JPMORGAN CHASE BANK, AS LENDER


                                        By /s/ Malachy Mulligan
                                           -------------------------------------
                                           Name:  Malachy Mulligan
                                           Title: Vice President

                   SIXTH AMENDMENT, JOINDER AND REAFFIRMATION
                        TO LOAN AGREEMENT AND GUARANTIES

          SIXTH AMENDMENT, JOINDER AND REAFFIRMATION TO LOAN AGREEMENT AND GUARANTIES (this "Amendment"), dated March 25, 2005, among INTEGRATED BRANDS, INC., a New Jersey corporation, (the "Borrower"), each of the entities listed on Exhibit A hereto (the "2000 Guarantors" and each, a "2000 Guarantor"), each of the entities listed on Exhibit B hereto (the "Additional Guarantors" and each, an "Additional Guarantor"; COOLBRANDS DAIRY INC., a Delaware corporation ("Dairy"), and each of the entities listed on Exhibit C hereto (the "Other Guaranty Parties"), JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as agent (the "Agent") for the Lenders (as defined in the Loan Agreement (as defined below)) and JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as a Lender (the "Lender") hereby agree as follows:

                                   WITNESSETH

          WHEREAS, the Borrower, certain of the 2000 Guarantors, the Agent and the Lender entered into a certain Loan Agreement dated as of December 23, 1994, as amended by the First Amendment to Loan Agreement, dated as of September 7, 1995, a Second Amendment to Loan Agreement, dated as of March 8, 1996, a Third Amendment to Loan Agreement, dated as of December 31, 1997, a Fourth Amendment to Loan Agreement, dated as of September 20, 2000 (which amended and restated the said Agreement in its entirety), a Fifth Amendment to Loan Agreement, dated as of March 31, 2003 (as so amended, "Loan Agreement");

          WHEREAS, Kayla and Coolbrands (as such terms are defined in the Loan Agreement) each executed a General Guaranty dated September 20, 2000 and the 2000 Guarantors (other than Kayla and Coolbrands) and the Other Guaranty Parties executed a General Guaranty dated September 20, 2000 (the "All Other Guarantors Guaranty");

          WHEREAS, the Term Loan has been repaid and may not be reborrowed;

          WHEREAS, the Borrower has requested that the Lender (i) further extend the "Revolving Credit Maturity Date" (as defined in the Loan Agreement) to November 1, 2005 and (ii) make a new loan to the Borrower (the "New Loan") pursuant to separate documentation, which loan is to be used to finance an acquisition ("Acquisition") of certain assets of Kraft Foods Global, Inc. by Dairy pursuant to the Asset Purchase Agreement (defined herein), and which loan will be guaranteed by Dairy, the Additional Guarantors, the 2000 Guarantors and the Other Guaranty Parties (the "New Loan Guaranty"); and

          WHEREAS, the Agent and the Lender have agreed to so amend the Loan Agreement and make the New Loan, provided that, among other things, the Loan Agreement be amended as set forth in this Amendment;

          NOW, THEREFORE, in good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the 2000 Guarantors, the Additional Guarantors, Dairy, the Other Guaranty Parties, the Agent and the Lender hereby agree as follows:

          1. Definitions. Except as otherwise stated, capitalized terms defined in the Loan Agreement and used herein without definition shall have the respective meanings assigned to them in the Loan Agreement.

          2. Amendments.

               (a) The following definitions are hereby added to the Loan Agreement, in alphabetical order:

               "Additional Guarantors" has the meaning given to such term in the Sixth Amendment.

               "Dairy" has the meaning given to such term in the Sixth
Amendment.

               "Group One Guarantors" means the Original Guarantors, Dairy, the Additional Guarantors and any Guarantor who joins in the Loan Agreement after the date of the Sixth Amendment pursuant to Section 5.01(k) thereof.

               "New Loan" has the meaning given to such term in the Sixth Amendment.

               "New Loan Guaranty" has the meaning given to such term in the Sixth Amendment.

               "Other Guaranty Parties" has the meaning given to such term in the Second Amendment.

               "Security Agreement" means the Security Agreement of even date herewith made by Dairy in favor of the Lender (and the other "Secured Parties", as defined therein), securing among other things, the obligations of Dairy under the New Loan Guaranty and as a Group One Guarantor with respect to the Loan Agreement and the Term Loan Note.

               "Sixth Amendment" means the Sixth Amendment, Joinder and Reaffirmation to Loan Agreement and Guaranties by and among the Borrower, the Original Guarantors, Dairy, the Additional Guarantors, the Other Guaranty Parties, the Agent and the Lender, dated March 21, 2005.

               (b) The terms "Guarantor" and "Guarantors" as used in the Loan Agreement shall be changed to "Group One Guarantor" and "Group One Guarantors", respectively, throughout the Loan Agreement, except in Section 3.01(h) and in any other place where the reference in question is specifically to a party to one of the Guaranties.

               (c) The term "Loan Documents" in Section 1.01 shall be amended to add the New Loan Guaranty and the Security Agreement to the documents comprised by such term.

               (d) The term "Permitted Acquisitions" appearing in Section 1.01 of the Loan Agreement is amended by (i) renumbering subsection "(vii)" thereof as subsection "(viii)" and (ii) adding a new subsection "(vii)" that shall read "(vii) the acquisition is not hostile;" and (iii) by adding the following proviso at the end thereof: "; provided, however, that the aggregate amount of total Permitted Acquisitions shall not exceed $10,000,000.00 (plus the consideration paid to acquire the "Acquired Assets" under and as defined in a certain Asset Purchase Agreement by and between Kraft Foods Global, Inc. and Dairy dated as of December 22, 2004 ["Asset Purchase Agreement"]) for the period commencing on the date of the Second Amendment and ending on the Maturity Date."

               (e) The term "Revolving Credit Loans" appearing in Section 1.01 of the Loan Agreement is amended by replacing the number "2.01" in the second line thereof with the number "2.07".

               (f) Section 2.07 of the Loan Agreement shall be amended by replacing the phrase "Ten Million ($10,000,000.00) Dollars" in the eleventh line therein with the phrase "Five Million Dollars ($5,000,000.00)."

               (g) Section 5.03(a) of the Loan Agreement shall be amended by replacing the amount "$3,000,000.00" in the third line thereof with the amount "$15,000,000.00".

               (h) Section 5.03(b) of the Loan Agreement shall be amended by replacing the number "4.00" in the third line thereof with the number "2.75".

               (i) Section 5.03(d) of the Loan Agreement shall be deleted in its entirety and replaced with the phrase "[Intentionally Omitted]".

               (j) For purposes of determining compliance with the provisions of Sections 5.01 and 5.02 of the Loan Agreement, (i) Americana Foods, L.P. shall not be deemed to be a "Guarantor" or a "Subsidiary" under and as defined in the Loan Agreement, and (ii) the Borrower's or Coolbrands guaranty of certain debt of Americana Foods, L.P., as described on Exhibit D attached hereto, shall be permitted Debt under the Loan Agreement.

          3. Representations and Warranties. The Borrower, Dairy, each Additional Guarantor and each Original Guarantor hereby represents and warrants to the Lender that:

               (a) No default or Event of Default has occurred and is continuing under the Loan Agreement or any of the other Loan Documents.

               (b) All of the representations and warranties in the Loan Agreement remain true and correct in all material respects on and as of the date of this Amendment.

               (c) Coolbrands has heretofore furnished to the Bank the financial statements required pursuant to Section 5.01(b)(i) of the Loan Agreement. Such financial statements were prepared in conformity with GAAP, and present fairly and accurately the financial condition of Coolbrands and its Subsidiaries as of the dates of such financial statements; and between the date of the most recent such statements and the date hereof, no Material Adverse Change has occurred with respect to Coolbrands and its Subsidiaries.

               (d) Dairy has heretofore furnished to the Bank a pro forma balance sheet of Dairy which presents fairly and accurately the anticipated financial condition of Dairy as of the closing date under the Asset Purchase Agreement (other than changes in the normal course of the business being acquired and subject to final allocation of the purchase price in connection with the Acquisition) and between the date of delivery of such balance sheet and the date hereof, no Material Adverse Change has occurred with respect to Dairy as so presented nor do any of undersigned have any knowledge of any matter which is likely to result in any Material Adverse Change in the financial condition of Dairy on or prior to the closing date for the purchase and sale under the Asset Acquisition Agreement (as defined in the Security Agreement).

               (e) There is no obligation or liability, contingent or otherwise of Coolbrands and its Subsidiaries (including Dairy) which is material in amount and which is not reflected in the financial statements referred to in the foregoing subsections (b), (c) and (d), as applicable.

               (f) The Borrower is indebted under the Loan Agreement in the amount of $975,000 (standby letter of credit) on account of the aggregate outstanding Revolving Credit Loans, without defense, setoff or counterclaim of any kind whatsoever.

          4. Joinder. (a) Each of Dairy and the Additional Guarantors hereby agrees to become a Guarantor as set forth in Section 5.01(k) of the Loan Agreement and, by executing and delivering this Amendment, does hereby join in the Loan Agreement (as amended hereby) as a Guarantor and a Group One Guarantor, and joins in the All Other Guarantors Guaranty, as an "undersigned" thereunder. Each of Dairy and the Additional Guarantors hereby agrees to comply with, and be bound by, all of the terms and conditions of the foregoing agreements and documents in which it has joined, as if it was an original signatory thereto.

               (b) Without limiting the foregoing, each of Dairy and the Additional Guarantors hereby expressly consents to the terms and conditions of Sections 8.10 (Governing Law) and Section 8.11 (Waiver of Jury Trial) of the Loan Agreement (as amended hereby).

               (c) Simultaneously herewith, each of Dairy and the Additional Guarantors is delivering to the Agent a certificate signed by an officer thereof, certifying and attaching true and accurate copies of its (i) certificate of incorporation (or equivalent), (ii) by-laws, (iii) resolutions of its board of directors approving the transactions contemplated hereby (including the New Loan), (iv) a certificate of incumbency of their respective approved signatories, and (v) a good standing certificate from the Secretary of the State in which it was organized, as well as other documentation as the Agent may reasonably request.

               (d) All of the undersigned agree that the joinder contemplated by this Section 4 shall be deemed to be, and is hereby made a part of, the Loan Agreement and the Guaranty as if set forth therein in full.

          5. Reaffirmation.

               (a) All Loan Documents which refer to the Loan Agreement are deemed amended hereby to be references to as the Loan Agreement as amended hereby and as the same may hereafter be amended, extended, supplemented, restated, joined in or otherwise modified or replaced. The Borrower and each Group One Guarantor hereby reaffirm all of their respective obligations and liabilities under the Loan Agreement, Guaranties and other Loan Documents to which such Person is a party.

               (b) The Other Guaranty Parties hereby reaffirm all of their respective obligations and liabilities under the All Other Guarantors Guaranty.

          6. Full Force and Effect. As expressly modified by this Amendment, all of the terms and provisions of the Loan Agreement and the other Loan Documents shall continue in full force and effect, and all parties hereto shall be entitled to the benefits thereof. The agreements herein contained are limited specifically to the matters set forth above and do not constitute directly or by implication an amendment or waiver of any other provision of the Loan Agreement or any of the other Loan Documents which has not been expressly amended or waived herein.

          7. Incorporated Terms. The provisions of Sections 1.02, 1.03, 8.09, 8.10, 8.11 and 8.12 of the Loan Agreement are incorporated by reference, mutatis mutandis, into this Amendment to the extent this Amendment is construed as an agreement separate and independent from the Loan Agreement and the other Loan Documents.

          8. Amendment. This Amendment may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                   [Signatures appear on the following pages.]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By:
    ----------------------------------
    Name:  Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By: /s/ David J. Stein
    ----------------------------------
    Name:  David J. Stein
    Title: Chief Executive Officer

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
EP ACQUISITION CORP.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DIARY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.


By: /s/ David J. Stein
    ----------------------------------
    Name:  David J. Stein
    Title: President

6th Amendment

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By: /s/ Gary P. Stevens
    ----------------------------------
    Name:  Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC


By:
    ----------------------------------
    Name:  David J. Stein
    Title: Chief Executive Officer

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
EP ACQUISITION CORP.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DIARY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.


By:
    ----------------------------------
    Name:  David J. Stein
    Title: President

6th Amendment

JPMORGAN CHASE BANK, N.A., AS AGENT      JPMORGAN CHASE BANK, N.A., AS LENDER


By: /s/ Peter J. D'Agostino              By: /s/ Peter J. D'Agostino
    ----------------------------------       ----------------------------------
Name:  PETER J. D'AGOSTINO               Name:  PETER J. D'AGOSTINO
Title: Senior Vice President/            Title: Senior Vice President/
       Division Manager                         Division Manager
       JPMorgan Chase Bank, N.A.                JPMorgan Chase Bank, N.A.

2nd Amendment

                                    Exhibit A

                              Original Guarantors

COOLBRANDS INTERNATIONAL INC., a Canadian corporation
KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation
SWENSEN'S, INC., a Delaware corporation
SWENSEN'S ICE CREAM COMPANY, a California corporation
EP ACQUISITION CORP.
YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation
BRESLER'S INDUSTRIES, INC.,
NORTHERN LIGHTS FROZEN DESSERTS, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.

                                    Exhibit B

                             Additional Guarantors

SUGAR CREEK FOODS INC., a Virginia corporation
ESKIMO PIE FROZEN DISTRIBUTION INC, a Delaware corporation
ESKIMO PIE CORPORATION, a Delaware corporation

                                    Exhibit C

                             Other Guaranty Parties

JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO., INC.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA INC.
SWENSON'S DISTRIBUTING
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY INC.
BRESLER MALLS, INC.
LARRY'S INDUSTRIES, INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.

                                    Exhibit D

                                 Permitted Debt

A guaranty, now or hereafter existing, made by Integrated Brands Inc. or Coolbrands International Inc. to Regent Bank of 50% of the obligations of American Foods L.P. to Regents Bank in connection with a mortgage loan in the principal amount of up to $5,500,000 secured by premises owned by American Foods, L.P. in Dallas, Texas

A guaranty, now or hereafter existing, made by Integrated Brands Inc. or Coolbrands International Inc. to Regent Bank of 100% of the obligations of American Foods L.P. to Regents Bank in connection with a Revolving Credit Facility in an aggregate principal amount of up to $9,000,000.00.

              WAIVER, SEVENTH AMENDMENT, JOINDER AND REAFFIRMATION TO LOAN AGREEMENT, GUARANTIES AND SECURITY AGREEMENT

          WAIVER, SEVENTH AMENDMENT, JOINDER AND REAFFIRMATION TO LOAN AGREEMENT, GUARANTIES AND SECURITY AGREEMENT (this "Amendment"), dated as of August 31, 2005, among INTEGRATED BRANDS, INC., a New Jersey corporation, (the "Borrower"), each of the Group One Guarantors (as defined in the Loan Agreement (as defined below)) listed on Exhibit A hereto and each of the entities listed on Exhibit B hereto (the "Other Guaranty Parties"), JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as agent (the "Agent") for the Lenders (as defined in the Loan Agreement) and JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as a Lender (the "Lender").

                                   WITNESSETH

          WHEREAS, the Borrower, certain of the Group One Guarantors, the Agent and the Lender entered into a certain Loan Agreement dated as of December 23, 1994 (the "Original Loan Agreement"), as amended by the First Amendment to Loan Agreement, dated as of September 7, 1995, a Second Amendment to Loan Agreement, dated as of March 8, 1996, a Third Amendment to Loan Agreement, dated as of December 31, 1997, a Fourth Amendment to Loan Agreement, dated as of September 20, 2000 (which amended and restated the said Agreement in its entirety), and a Fifth Amendment to Loan Agreement, dated as of March 31, 2003, and the Borrower, the Group One Guarantors and the Other Guaranty Parties (together with the Group One Guarantors, the "Guarantors") entered into a Sixth Amendment, Joinder and Reaffirmation to Loan Agreement and Guaranties dated March 25, 2005 (the "Sixth Amendment"; said Original Loan Agreement, as so amended through the Sixth Amendment, the "Loan Agreement");

          WHEREAS, (i) Kayla and Coolbrands (as such terms are defined in the Loan Agreement) each executed a General Guaranty dated September 20, 2000 and a Guaranty of Payment dated March 25, 2005, as amended by the 2005 Loan Amendment (defined below; both such guaranties being, collectively, the "Foreign Entity Guaranties") and (ii) certain of the Group One Guarantors and the Other Guaranty Parties executed a General Guaranty dated September 20, 2000 (the "All Other Guarantors Guaranty") and, pursuant to the Sixth Amendment, Coolbrands Dairy, Inc. joined in the All Other Guarantors Guaranty, and (iii) the Group One Guarantors (except Kayla and Coolbrands) and the Other Guaranty Parties executed a Guaranty of Payment dated March 25, 2005, as amended by the 2005 Loan Amendment (the "2005 Domestic Entity Guaranty");

          WHEREAS, Yogen Fruz Canada, Inc. ("Yogen") is executing a Guaranty of Payment dated the date of this Amendment (the "Yogen Guaranty" and, together with the Foreign Entity Guaranties, the All Other Guarantors Guaranty and the 2005 Domestic Entity Guaranty, the "Guaranties");

          WHEREAS, concurrently herewith (i) the Borrower, the Group One Guarantors, the Other Guaranty Parties, the Agent and the Lender are entering into a Waiver, Third Amendment, Joinder and Reaffirmation to Loan Agreement, Guaranties and Security Agreement

(the "2000 Loan Amendment") with respect to a certain credit facility extended to the Borrower pursuant to a Loan Agreement dated as of September 20, 2000 (as amended through the date hereof, the "2000 Loan Agreement"), and (ii) the Borrower, the Group One Guarantors, the Other Guaranty Parties and the Lender are entering into a Waiver, First Amendment and Reaffirmation to Note, Guaranties and Security Agreement (the "2005 Loan Amendment" and together with the 2000 Loan Amendment, the "Other Amendments") with respect to a loan made to the Borrower by the Lender and evidenced by the Borrower's Promissory Note dated March 25, 2005 (the "2005 Note");

          WHEREAS, certain Events of Default have occurred under the Loan Agreement, which Events of Default are set forth on Schedule I to this Amendment (the "Existing Events of Default"); and

          WHEREAS, the Borrower and the Guarantors have requested that the Agent and the Lender waive the Existing Events of Default; and the Agent and the Lender are willing to waive the Existing Events of Default, but only on the terms and conditions provided in this Amendment and in the Security Agreements (as defined below);

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Guarantors, the Agent and the Lender hereby agree as follows, effective as of August 31, 2005:

          1. Definitions. Except as otherwise stated, capitalized terms defined in the Loan Agreement and used herein without definition shall have the respective meanings assigned to them in the Loan Agreement.

          2. Amendments.

               (a) The following definitions are hereby added to the Loan Agreement, in alphabetical order:

               "Allowable Expenses" shall have the meaning given to such term in
Section 5.02(d).

               "Account Party" shall have the meaning given to such term in
Section 5.04.

               "Americana" shall mean Americana Foods, L.P.

               "Applicable Margin" means (a) for Eurodollar Loans, for the period commencing on August 31, 2005 and ending on the Revolving Credit Maturity Date, 4.50%; and (b) for Prime Rate Loans, for the period commencing August 31, 2005 and ending on the Revolving Credit Maturity Date, 2.50%.

               "Applicable Percentage" shall have the meaning given to such term in Section 5.02(d).

               "Canadian Security Agreements" means, collectively, the Security Agreement made by Coolbrands in favor of the Agent and the Lender and the Security Agreement made by Yogen in favor of the Agent and the Lender, each of even date herewith.

               "Capital Stock" shall have the meaning given to such term in
Section 5.02(d).

               "Cash Collateral" means the $10,000,000 deposit made by the Borrower into a deposit account at the Lender on or before the date of the Seventh Amendment, which deposit account shall be under the exclusive dominion and control of the Lender. The Cash Collateral shall constitute a portion of the "Collateral" under the 2005 New Security Agreement.

               "Collateral" means, collectively, the "Collateral" as defined in the Dairy Security Agreement, in the Canadian Security Agreements and in the 2005 New Security Agreement.

               "Dairy Security Agreement" means the Security Agreement dated March 25, 2005 made by Dairy in favor of the Agent and the Lender.

               "Depositary" shall have the meaning given to such term in Section
5.04 of this Agreement.

               "Lockbox Accounts" shall have the meaning given to such term in
Section 5.04 of this Agreement.

               "Lockbox Agreement" means, collectively, the blocked account control agreements among some or all of the Agent, the Lender, the Depositary and each Account Party, in form acceptable to the Agent and the Depositary, with respect to the Lockbox Accounts, as contemplated by (and consistent with the terms of) Section 5.04 of this Agreement.

               "Net Proceeds" shall have the meaning given to such term in
Section 5.02(d).

               "Permitted Dispositions" shall have the meaning given to such term in Section 5.02(d).

               "Seventh Amendment" means the Waiver, Seventh Amendment, Joinder and Reaffirmation to Loan Agreement, Guaranties and Security Agreement by and among the Borrower, the Group One Guarantors, the Other Guaranty Parties, the Agent and the Lender, dated as of August 31, 2005.

               "Stock Sale" shall have the meaning given to such term in Section 5.02(d).

               "2005 New Security Agreement" means the Security Agreement of even date herewith made by the Borrower and the Group One Guarantors (other than Dairy, Coolbrands and Yogen) in favor of the Agent (and the other "Secured Parties", as defined therein), securing, among other things, the respective obligations of the Borrower and the Group One Guarantors under this Agreement and the other Loan Documents.

               "Security Agreements" means, collectively, the Dairy Security Agreement, the Canadian Security Agreements and the 2005 New Security Agreement.

               (b) The term "Loan Documents" in Section 1.01 of the Loan Agreement is amended by (i) deleting the term "Security Agreement" and replacing it with the term "Security Agreements" and (ii) adding the Lockbox Agreement and the Yogen Guaranty.

               (c) The terms "Permitted Acquisitions" and "Special Acquisition" in Section 1.01 of the Loan Agreement are deleted in their entirety and all references to such terms in the Loan Agreement (including, without limitation, in Section 5.02(c) thereof) are also deleted; it being understood that from and after the date of the Seventh Amendment, no Permitted Acquisitions (or Special Acquisition) will be allowed under the Loan Agreement, without the Lender's prior written consent which may be withheld in the Lender's sole and absolute discretion.

               (d) The term "Prime Rate Loan" in Section 1.01 of the Loan Agreement is amended to read in its entirety as follows:

               "Prime Rate Loan" shall mean a Loan bearing interest at the Prime Rate plus the Applicable Margin.

               (e) The term "Revolving Credit Maturity Date" in Section 1.01 of the Loan Agreement is amended to read in its entirety as follows:

               "Revolving Credit Maturity Date' means January 3, 2006."

               (f) Each of Sections 2.05 and 2.10 of the Loan Agreement are amended by deleting the phrase "the Prime Rate plus one half of one (1/2%) percent" and replacing it with the following: "the Prime Rate plus the Applicable Margin".

               (g) Section 2.07 of the Loan Agreement is amended to provide that: (i) the Commitment shall be reduced to $975,000; (ii) no Revolving Credit Loan may be borrowed from and after August 30, 2005, unless the Lender expressly consents thereto in its sole discretion and an outstanding $975,000 standby letter of credit issued by the Lender (at the request of the Borrower or a Guarantor) with respect to worker's compensation insurance shall be terminated and repaid, if drawn, as required under the application and agreement pursuant to which such letter of credit was issued; and (iii) the making of any new Revolving Credit Loan (or any other extension of credit) will be at the sole discretion of the Lender, and the Lender will have no obligation of any kind to make any requested Revolving Credit Loan (or any other extension of credit).

               (h) Section 4.01(f) of the Loan Agreement is deleted in its entirety and replaced with the language in Section 3(c) of this Amendment.

               (i) Section 4.01(g) of the Loan Agreement is amended to delete the reference to May 31, 2000 and replace it with "May 31, 2005".

               (j) Section 4.01(h) of the Loan Agreement is deleted in its entirety and replaced with the following:

                         "(h) Tax Returns. The Borrower and each Guarantor have
               filed all federal, state (or province) and local tax returns required to be filed and have paid all taxes, assessments and governmental charges and levies that are reflected on such returns, as due, including interest and penalties."

               (k) A new Section 4.01(t) shall be added to the Loan Agreement and shall read as follows:

                         "(t) The proper legal name of the Borrower and each of
               the Group One Guarantors and the jurisdiction in which each such Person was formed is as set forth on Exhibit A attached to the Seventh Amendment and incorporated herein by this reference."

               (1) Section 5.01(g) is amended to add the following sentence at the end thereof:

               "The cost incurred by the Agent on account of any of the foregoing activities taken by any agent or representative of the Agent shall be borne by the Borrower."

               (m) A new Section 5.01(m) is added to the Loan Agreement which reads as follows:

                    "(m) Other Reports. Use best efforts to provide the Agent and the Lender, as soon as available and in no event later than (i) the third Monday of each calendar month, commencing with September 2005, consolidated financial information concerning accounts receivable and inventory for such preceding calendar month, in the form of Exhibit 5.01(m)(i), and (ii) by Wednesday of each calendar week, commencing on September 14, 2005, "flash reports" in the form of
          Exhibit 5.01(m)(ii) with respect to cash (on a consolidated basis), accounts receivable, accounts payables, sales and inventory with respect to the Borrower and Eskimo Pie Frozen Distribution Inc., for the calendar week ending prior to the immediately preceding calendar week. In addition, within 45 days after the end of each calendar month beginning with August 2005, the Borrower and the Guarantors shall use their best efforts to provide the Agent and the Lender with information concerning Consolidated EBITDA and accounts payable in such calendar month, in the form of Exhibit 5.01(m)(iii)."

               (n) Section 5.02(b) is amended by deleting therefrom clause (iii) in its entirety and replacing it with the following:

                    "(iii) Subordinated Debt incurred on or prior to May 31, 2005."

               (o) Section 5.02 (d) is deleted in its entirety and is replaced with the following:

                    "(d) Sale of Assets, Capital Stock, Etc. Except for a Stock Sale (defined below) by Coolbrands, sell, assign, transfer, lease or otherwise dispose of (including, without limitation, by way of any sale-leaseback transaction) any assets or any Capital Stock of the Borrower or of any Group One Guarantor (or any of their respective Subsidiaries), including by way of a sale of treasury stock (or other equity interests) or issuance of any new or additional shares of capital stock (or other equity interests) including, without limitation, options, warrants or other rights entitling the owner thereof to acquire any such interests (capital stock (or other equity interests), options, warrants and other such rights being, collectively, "Capital Stock"), with or without recourse. Notwithstanding the foregoing (i) sales of inventory in the ordinary course of business, and (ii) the sale or other disposition of assets no longer used or useful in the conduct of its business (provided that the purchase price for such sale or other disposition shall not exceed an aggregate amount of $500,000, for all such sales by the Borrower, the Group One Guarantors and their respective Subsidiaries combined, in any one calendar year) shall be permitted (sales or dispositions permitted under clause (i) and (ii) being, collectively, "Permitted Dispositions"); and provided, further, that so long as the transaction in question does not violate Section 5.02(f): (a) the Borrower, each of the Group One Guarantors, and any of their respective Subsidiaries may sell such Person's own Capital Stock or issue new Capital Stock in itself (each a "Stock Sale"); and (b) the Borrower and each Group One Guarantor (other than Coolbrands), or any of the Subsidiaries of the Borrower or of any Group One Guarantor, may sell their own respective assets, provided that in any such case (under either (a) or (b)) the Applicable Percentage of Net Proceeds from any such asset sale or such Stock Sale (other than a Stock Sale by Coolbrands of its own Capital Stock, for which no payment will be required) are immediately paid over to the Lender to be applied to reduce the principal balance of any loan (whether or not made pursuant to this Agreement) made to the Borrower, any Group One Guarantor or any of their respective Subsidiaries by the Lender (or, upon payment in full of all such loans, to cash collateralize any letter of credit reimbursement obligation to the

          Lender of the Borrower, any Group One Guarantor or any of their respective Subsidiaries). As used herein the term (A) "Net Proceeds" shall mean with respect to any Group One Guarantor (other than Coolbrands), the Borrower or any of the Subsidiaries of the Borrower or of any Group One Guarantor, the gross sales price paid in any form in respect of such Stock Sale or asset sale (other than a Permitted Disposition), net of Allowable Expenses; (B) "Allowable Expenses" shall mean the sum of (i) all reasonable fees and out-of-pocket expenses paid by the Borrower, the applicable Group One Guarantor or any of their responsive Subsidiaries, as applicable, to third parties (other than any of their Affiliates) in connection with such Stock Sale or asset sale, and (ii) the amount of all taxes paid (or reasonably estimated to be payable) by the Borrower, the applicable Group One Guarantor or any of their respective Subsidiaries in connection with such Stock Sale or asset sale; and (C) "Applicable Percentage" shall mean (I) 67%, in the case of Dairy, and (II) 50% in the case of the Group One Guarantors (other than Coolbrands and Dairy), the Borrower or any of the Subsidiaries of the Borrower or any Group One Guarantor (other than Dairy)." Notwithstanding the language in the Sixth Amendment which effectively excludes Americana as a Subsidiary for purposes of this Section 5.02(d), it is expressly agreed that the Borrower and the Guarantors shall promptly pay to the Lender an amount equal to 50% of any distribution on account of Net Proceeds (for this purpose calculated as if Americana were to be treated as a Subsidiary) made to any of them resulting from an asset sale (other than a Permitted Disposition; for this purpose, such term will be deemed to apply to Americana as if it were to be treated as a Subsidiary) or a Stock Sale by Americana, for application by the Lender as set forth above with respect to Net Proceeds.

               (p) Section 5.02(m)(ii) of the Loan Agreement is deleted in its entirety.

               (q) Each of Sections 5.03 (a), (b), (c) and (e) of the Loan Agreement is deleted in its entirety and is replaced with the following:
"Intentionally Omitted."

               (r) A new Section 5.03(f) is added to the Loan Agreement which reads as follows:

                    "(f) Liquidity. The Borrower and the Group One Guarantors shall maintain cash and cash equivalents (including the Cash Collateral) in an amount at least equal to an aggregate amount of $20,000,000, as measured on a weekly basis and certified to the Agent weekly by electronic mail sent by the Borrower's Chief Financial Officer to Peter.DAgostino@JPMorgan.com. Such certification shall be accompanied by such other evidence of the liquid assets as the Agent may request."

               (s) A new Section 5.04 is added to the Loan Agreement which reads as follows:

                    "5.04 Lockbox. Each of Eskimo Pie Frozen Distribution Inc. and Eskimo Pie Corporation (including, without limitation, its Value America and EP Food Services divisions) and the Borrower (each, an "Account Party") shall: (a) on or before September 30, 2005, establish an account (each such account being a "Lockbox Account") at JPMorgan Chase Bank, N.A. (the "Depositary") in which all Accounts Receivable (as defined in the 2005 New Security Agreement) shall thereafter be deposited; (b) (x) in the case of Eskimo Pie Frozen Distribution Inc. and the Borrower, on or before September 30, 2005, and (y) in the case of Eskimo Pie Corporation by October 31, 2005, advise all of their respective Account Debtors (as defined in the 2005 New Security Agreement) that they are required to make all payments in respect of Accounts Receivable to the applicable Lockbox Account; and (c) on or before September 30, 2005, enter into the Lockbox Agreements. The Lockbox Agreements shall provide, among other things, (x) that unless and until an Event of Default has occurred (i) resulting from a default in the payment of any obligation of Borrower or any Guarantor to the Agent or the Lender (including, without limitation any payment obligation under Section 5.02(d)), (ii) under Section 6.01(e) of this Agreement, (iii) resulting from a default under Section 5.03(f), or (iv) resulting from a failure to comply with Section 6(h) of the Seventh Amendment, the Depositary shall honor (unless the Lender expressly directs otherwise in writing) all withdrawal or other instructions from the applicable Account Party concerning the Lockbox Account, and (y) that on and after the occurrence and during the continuance of any such Event of Default, the Agent or the Lender (and without the consent of the Borrower or any other Account Party), shall have the exclusive right to give all withdrawal and other instructions to the Depositary concerning any Lockbox Account. In such event, neither the Borrower nor any other Account Party shall have any right to cause any withdrawal or transfer of funds from any Lockbox Account, unless the Lender expressly directs otherwise in writing. (For the avoidance of doubt, the Borrower hereby confirms that (A) the term "Accounts Receivable" includes amounts paid or payable to the Borrower by Kraft Foods Global, Inc., pursuant to documents made in connection with the Acquisition (as defined in the Sixth Amendment), on account of sales of Dairy's inventory, and (B) nothing in this Section 5.04 is intended to limit any of the Agent's or the Lender's rights and remedies not pertaining to the Lockbox Accounts by reason of the occurrence of an Event of Default other than those enumerated in clauses (i) through (iv) above; the Lender hereby confirming that only such enumerated items shall constitute a basis for the Lender to exercise such control over any Lockbox Account.)

               (t) Sections 6.01(h) and (j) are amended by adding "; or" at the end thereof (and deleting the period in each case).

               (u) A new Section 6.01(k) is added to the Loan Agreement which reads as follows:

                    "(k) Except as permitted under this Agreement, any Lien granted pursuant to any of the Security Agreements shall for any reason cease to be a valid and perfected first priority lien on and security interest in the Collateral purported to be covered thereby; or"

               (v) Section 8.02 is amended to change the address for notices and other communications to the Borrower and the Guarantors to be to the attention of David Stein, with a copy to Lori Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York 10022.

          3. Representations and Warranties. The Borrower and each Group One Guarantor hereby represents and warrants to the Lender that:

               (a) After giving effect to the waivers embodied in this Amendment, there is no Event of Default under the Loan Agreement or the Loan Documents, or any Default that shall become and Event of Default thereunder with the passage of time, existing or continuing on the date hereof other than the Existing Events of Default.

               (b) Except for those representation and warranties under Sections 4.01(a), (b), and (s) which are to be brought down to date pursuant to Section 6(j) of this Amendment, as of the date of this Amendment all of the representations and warranties in the Loan Agreement (as modified by this Amendment) remain true and correct in all material respects on and as of the date of this Amendment.

               (c) Coolbrands has heretofore furnished to the Lender the financial statements required pursuant to Section 5.01(b)(ii) of the Loan Agreement for the fiscal quarter ended May 31, 2005. Such financial statements were prepared in conformity with GAAP, and present fairly and accurately the financial condition of Coolbrands and its Consolidated Subsidiaries as of the dates of such financial statements; and between the date of the most recent such statements and the date hereof, no Material Adverse Change has occurred with respect to Coolbrands and its Consolidated Subsidiaries. In this connection, the Lender is aware of the financial projections for Coolbrands and its Consolidated Subsidiaries for the fiscal year ended August 31, 2005, the Lender having received the same on June 29, 2005.

               (d) There is no obligation or liability, contingent or otherwise of Coolbrands and its Subsidiaries which is material in amount and which is not reflected in the financial statements referred to in the foregoing subsection
(c).

               (e) The Borrower is indebted under the Loan Agreement in the amount of $975,000.00 (with respect to the single standby letter of credit referred to in Section 2(f) of this Amendment) without defense, setoff or counterclaim of any kind whatsoever. There are no outstanding Revolving Credit Loans.

          4. Waivers. Upon the effectiveness of this Amendment, the Lender and the Agent hereby waive the Existing Events of Default. The waiver set forth in the foregoing sentence is limited specifically to the Existing Events of Default and does not constitute, directly or by implication, a waiver of any other provision of the Loan Agreement or any of the other Loan Documents (before or after the effectiveness of this Amendment), or of any other right, power, or privilege of the Lender, or of any Default or Event of Default which may occur, or may have occurred (other than the Existing Events of Default), before or after the effectiveness of this Amendment, or otherwise.

          5. Conditions of Effectiveness of this Amendment. This Amendment shall be effective as of the date (on or before September 2, 2005) when the following have been received by the Agent and the Lender (or their counsel), all in form and substance satisfactory to the Agent and the Lender (the "Effective Date"):

               (a) Amendment. Counterparts of this Amendment and the Other Amendments, duly executed by the Borrower, the Group One Guarantors and the Other Guaranty Parties.

               (b) Security Agreements. The 2005 New Security Agreement duly executed by the Borrower and the Group One Guarantors (except Dairy, Coolbrands and Yogen) and the Canadian Security Agreements duly executed by Coolbrands and Yogen, respectively.

               (c) Yogen Guaranty. The Yogen Guaranty, duly executed by Yogen.

               (d) Resolutions. Certified copies of resolutions of the Borrower and Coolbrands authorizing their execution, delivery and performance of this Amendment, the 2000 Loan Amendment, the 2005 Loan Amendment and the Security Agreements, to the extent such Person is a party thereto or bound thereby, and a certificate of an officer (or equivalent) of the Borrower and Coolbrands, certifying the names of the Person(s) authorized to sign this Amendment, the 2000 Loan Amendment, the 2005 Loan Amendment, the applicable Canadian Security Agreement, and the 2005 New Security Agreement, or by which it is bound, together with a sample of the true signature of each such Person (it being understood that the Agent and the Lender may conclusively rely on each such certificate until formally advised by a like certificate of any changes therein).

               (e) Fees. Payment of all accrued and unpaid legal fees and disbursements of the Agent's and the Lender's counsel in connection with all matters pertaining to this Amendment and the Other Amendments.

               (f) Cash Collateral. Delivery to the Lender of the Cash
Collateral.

          6. Post Closing Undertaking: On or before September 30, 2005 (the "Post-Closing Delivery Date"), the following documents (collectively, the "Post-Closing Documents") shall have been delivered to the Agent and the Lender (or their counsel), all in form and substance satisfactory to the Agent and the Lender.

               (a) Resolutions. Certified copies of resolutions of the Group One Guarantors (other than Coolbrands) authorizing and ratifying their execution, delivery and performance of this Amendment, the Other Amendments, the Security Agreements (to the extent such Person is a party thereto or bound thereby) and, with respect to Yogen, the Yogen Guaranty.

               (b) Good Standing Certificate, Organizational Documents, Consents, Etc. (i) Corporate (or equivalent) good standing certificates for the Borrower and each of the Group One Guarantors, (ii) certified copies of the organizational documents of the Borrower and each of the Group One Guarantors (or, for any of the Borrower and Group One Guarantors for which organizational documents were delivered to the Lender in March 2005, any amendment to such organizational documents since March 25, 2005 and a certified statement that except for any such amendments there have been no other changes in such organizational documents since March 25, 2005); and true copies of any documents evidencing all necessary third-party consents and governmental approvals (if any) required for the execution, delivery and performance by the Borrower and the Group One Guarantors of this Amendment, the Other Amendments and the applicable Security Agreements.

               (c) Incumbency and Signature Certificates. A certificate of an officer (or equivalent) of the Group One Guarantors (other than Coolbrands), certifying the names of the Person(s) authorized to sign this Amendment, the Other Amendments and the applicable Security Agreements (as applicable), or by which it is bound, together with a sample of the true signature of each such Person (it being understood that the Agent and the Lender may conclusively rely on each such certificate until formally advised by a like certificate of any changes therein).

               (d) Lockbox Account Agreements. Fully executed counterparts of the Lockbox Agreements, together with evidence reasonably satisfactory to the Agent that the Borrower and Eskimo Pie Frozen Distribution Inc. have advised their Account Debtors (as defined in the respective Security Agreements) to make all payments with respect to Accounts Receivable to the applicable Lockbox Account.

               (e) Perfection Certificates. A completed perfection certificate, signed by an officer of the Borrower and each of the Group One Guarantors, in the form attached to the 2005 New Security Agreement (and such perfection certificate attached to the 2005 New Security Agreements shall be deemed to state thereon "to be completed by the Borrower and each applicable Group One Guarantor on or prior to the Post-Closing Delivery Date"). Coolbrands and Yogen shall also provide perfection certificates in a similar form with reference to the "Secured Property" under the Canadian Security Agreements, by the Post-Closing Delivery Date.

               (f) Insurance Certificates. Certificates confirming that all insurance required under the Security Agreements, the Loan Agreement and the 2000 Loan Agreement is in full force and effect.

               (g) Lien Searches. Lien searches and Patent and Trademark Office searches (to the extent not attached to the 2005 New Security Agreement on the date of this Amendment) against the Borrower and the Group One Guarantors showing no Liens other than Liens permitted under the Loan Agreement, the 2000 Loan Agreement and the 2005 Note.

               (h) Air Products UCC-3. UCC-3 financing statement(s) terminating all UCC financing statements filed by Air Products and Chemicals, Inc. with respect to the Borrower's assets (or an amendment to such financing statement(s) pursuant to which Air Products and Chemicals, Inc.'s security interest in the Borrower's assets is limited to the nitrogen tunnels owned by Air Products and Chemicals, Inc., in each case, together with a letter from Air Products and Chemicals, Inc. authorizing the filing thereof by the Agent or the Lender.

               (i) Opinions. Opinion(s) from counsel for the Borrower and each of the Group One Guarantors which has been organized in New Jersey, Delaware, New York or Virginia (as shown on Exhibit A attached hereto and incorporated herein by this reference), in substantially the same form as the opinion letter provided by Goodwin Procter LLP in connection with the 2005 Note, with regard to the due organization, authorization and execution of this Amendment, the Other Amendments, the 2005 New Security Agreement, the Yogen Guaranty and the Canadian Security Agreements, the enforceability of this Amendment, the Other Amendments and the Security Agreements (and, in the case of the Dairy Security Agreement, reaffirmed by Dairy in this Amendment and the Other Amendments), and the perfection of the Liens granted to the Lender under the Security Agreements (including, without limitation, an opinion from Canadian counsel for Coolbrands and Yogen with respect to each of the foregoing matters).

               (j) Certificate of Representations. A certificate of the Borrower and each of the Group One Guarantors certifying that each of the representations and warranties in Article IV of each of the Loan Agreement and the 2000 Loan Agreement and in the Guaranties, is true and correct on and as of a date not earlier than as of the date of this Amendment, in each case, except to the extent set forth in a supplemental schedule attached to and made a part of such certificate, which supplemented schedule will, among other things, restate such representation and warranties to refer to matters arising after May 31, 2005.

               (k) Fees. Payment of the Lender's legal fees and disbursements and other out-of-pocket expenses, if any, in connection with this Amendment, the Other Amendments and post-closing matters with respect hereto and thereto, which fees and disbursements were not paid upon the execution and delivery of this Amendment.

The failure of the Agent or the Lender (or their counsel) to receive any of the Post-Closing Documents on or prior to the Post-Closing Delivery Date shall be an Event of Default under the Loan Agreement.

          7. Joinder. (a) Yogen hereby agrees to become a Group One Guarantor (referred to in the Loan Agreement prior to the Sixth Amendment as a "Guarantor") as set forth in Section 5.01(k) of the Loan Agreement and, by executing and delivering this Amendment, does hereby join in the Loan Agreement (as amended hereby) as a Group One Guarantor. Yogen hereby agrees to comply with, and be bound by, all of the terms and conditions of the Loan Agreement (as amended hereby) as if it was an original signatory thereto.

               (b) Without limiting the foregoing, Yogen hereby expressly consents to the terms and conditions of Sections 8.10 (Governing Law) and
Section 8.11 (Waiver of Jury Trial) of the Loan Agreement (as amended hereby).

               (c) All of the undersigned agree that the joinder contemplated by this Section 7 shall be deemed to be, and is hereby made a part of, the Loan Agreement,

          8. Reaffirmation.

               (a) All of the Loan Documents which refer to the Loan Agreement are deemed amended hereby to be references to the Loan Agreement as amended hereby and as the same may hereafter be amended, extended, supplemented, restated, joined in or otherwise modified or replaced. The Borrower and each of the Group One Guarantors hereby reaffirm all of their respective obligations and liabilities under the Loan Agreement, the Guaranties, the Security Agreements and other Loan Documents to which such Person is a party.

               (b) The Other Guaranty Parties hereby reaffirm all of their respective obligations and liabilities under the All Other Guarantors Guaranty.

          9. Full Force and Effect. As expressly modified by this Amendment, all of the terms and provisions of the Loan Agreement and the other Loan Documents shall continue in full force and effect, and all parties hereto shall be entitled to the benefits thereof. The agreements herein contained are limited specifically to the matters set forth above and do not constitute directly or by implication an amendment or waiver of any other provision of the Loan Agreement or any of the other Loan Documents which has not been expressly amended or waived herein.

          10. Incorporated Terms. The provisions of Sections 1.02, 1.03, 8.09, 8.10, 8.11 and 8.12 of the Loan Agreement are incorporated by reference, mutatis mutandis, into this Amendment to the extent this Amendment is construed as an agreement separate and independent from the Loan Agreement and the other Loan Documents.

          11. Amendment. This Amendment may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                   [Signatures appear on the following pages.]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By: /s/ Gary P. Stevens
    ------------------------------------
    Name:  Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By:
    ------------------------------------
    Name:  David J. Stein
    Title: Chief Executive Officer


YOGEN FRUZ CANADA INC.


By:
    ------------------------------------
    Name:
    Title:

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DIARY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA INC.


By:
    ------------------------------------
    Name:  David J. Stein
    Title: President

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By:
    ------------------------------------
    Name:  Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By: /s/ David J. Stein
    ------------------------------------
    Name:  David J. Stein
    Title: Chief Executive Officer


YOGEN FRUZ CANADA INC.


By: /s/ Illegible
    ------------------------------------
    Name:
    Title:

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
   By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DIARY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA INC.


By: /s/ David J. Stein
    ------------------------------------
    Name:  David J. Stein
    Title: President

JPMORGAN CHASE BANK, N.A., AS AGENT      JPMORGAN CHASE BANK, N.A., AS LENDER


By: /s/ Patrick J. Faccon                By: /s/ Patrick J. Faccon
    ----------------------------------       -----------------------------------
    Name:  PATRICK J. FACCON                 Name:  PATRICK J. FACCON
    Title: SVP                               Title: SVP

                                    Exhibit A

                              Group One Guarantors

COOLBRANDS INTERNATIONAL INC., a Canadian corporation
KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation SWENSEN'S, INC., a Delaware corporation
SWENSEN'S ICE CREAM COMPANY, a California corporation
YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation
BRESLER'S INDUSTRIES, INC., an Illinois corporation
NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation
I CAN'T BELIEVE ITS YOGURT, LTD., a Texas limited partnership SUGAR CREEK FOODS INC., a Virginia corporation
ESKIMO PIE FROZEN DISTRIBUTION INC, a Delaware corporation ESKIMO PIE CORPORATION, a Virginia corporation
COOLBRANDS DAIRY, INC., a Delaware corporation
YOGEN FRUZ CANADA INC., an Ontario Business Corporation

                                    Exhibit B

                             Other Guaranty Parties

JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO., INC.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA INC.
SWENSON'S DISTRIBUTING
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY INC.
BRESLER MALLS, INC.
LARRY'S INDUSTRIES, INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.

                               Exhibit 5.01(m)(i)

                  Consolidated Financial Information Concerning
                        Accounts Receivable and Inventory

                     [Exhibit begins on the following page]

                               Exhibit 5.01(m)(ii)

                               Weekly Flash Report

                     [Exhibit begins on the following page]

                              Exhibit 5.01(m)(iii)

                          Consolidated EBITDA/AP Report

                     [Exhibit begins on the following page]

                                   SCHEDULE 1

          (1) The Borrower and the Group One Guarantors are not in compliance with the covenant set forth in Section 5.03(b) of the Loan Agreement not be permit the ratio of Funded Debt to EBITDA of Coolbrands and its Consolidated Subsidiaries to be greater than 2.75 to 1.00 at any time;

          (2) The Borrower and the Group One Guarantors are not in compliance with the covenant set forth in Section 5.03(e) of the Loan Agreement not to permit the Debt Service Coverage Ratio of Coolbrands and its Consolidated Subsidiaries to be less than 1.25 to 1.0 at any time.

          (3) Cross defaults to the foregoing covenants as they appear in the 2000 Loan Agreement and the 2005 Note.

                     SUBORDINATION AGREEMENT AND ASSIGNMENT

Brooklyn, New York                                            September 20, 2000

     In order to induce THE CHASE MANHATTAN BANK, as Agent for certain lenders described below (hereinafter called the "Agent"), to extend certain credit facilities described below and to continue to extend certain other credit facilities described below, each to INTEGRATED BRANDS, INC., a New Jersey corporation, (hereinafter called the "Borrower"), with such maturity or maturities, to bear such rate or rates of interest, to be unsecured or secured by such collateral security, to be direct or indirect, absolute or contingent, and to contain such other terms and provisions as may be agreed upon from time to time between the Bank and the Borrower (all such financial accommodations and extensions of credit the "Superior Indebtedness"), the undersigned, to whom the Borrower is now, or may be in the future, indebted (hereinafter called the "Creditor", whether one or more creditors executes this instrument), hereby warrants and represents to and agrees with the Bank as follows:

     The Senior Indebtedness shall consist of:

          (i) All indebtedness of the Borrower to the Agent and the Lenders under that certain Loan Agreement dated as of September 20, 2000 among the Borrower, certain guarantors, The Chase Manhattan Bank, as Agent and The Chase Manhattan Bank as Lender pursuant to which the Lender makes a term loan available to Borrower in the original principal amount of $30,000,000.00;

          (ii) All indebtedness of the Borrower to the Agent and the Lenders under that certain Loan Agreement dated as of December 23, 1994 as amended as of September 20, 2000 among the Borrower, certain guarantors, The Chase Manhattan Bank, as Agent and The Chase Manhattan Bank as Lender, pursuant to which the Lender has made available to the Borrower a term loan in the original principal amount of $4,500,000.00 and revolving credit loans in the maximum principal amount of $10,000,000.00

     As of the date hereof, the Borrower is indebted to the Creditor in the principal amount of $7,500,000.00 represented by the following instruments or agreements:

     Promissory Note of even date herewith given by the Borrower to the Creditor in the principal amount of $7,500,000.00, a copy of which is annexed hereto.

None of the above is subject to any counterclaim, defense or offset of any kind, and no part thereof has previously been assigned, encumbered or disposed of by the Creditor. Except as disclosed to the Bank, none of the above is in default.

     The Creditor hereby subordinates the payment of the principal, interest, fees and all other amounts owing on the above described indebtedness, with all extensions and renewals thereof or of any part thereof (all such indebtedness, being hereinafter collectively referred to as the "Subordinated Indebtedness"), to the prior, final and irrevocable payment in full of the principal, interest (including interest accruing after the bankruptcy of the Borrower), fees and all other amounts owing on the Superior Indebtedness.

     The Creditor agrees that so long as any Superior Indebtedness remains unpaid, and except as provided in the next succeeding sentence, the Creditor will not accept any payment (whether for principal, interest, fees or otherwise) on account of, or any collateral security for, any Subordinated Indebtedness whether from the Borrower or any other person liable with respect to the Subordinated Indebtedness. Notwithstanding the foregoing, until the Creditor has been notified by the Bank that there is a default in the payment of, or the performance of any obligation related to, the Superior Indebtedness, the Borrower may pay, and the Creditor may receive, regularly scheduled, if any, installment payments, and interest thereon, on the Subordinated Indebtedness. Upon the Bank giving notice to the Creditor that any such default on the Superior Indebtedness has occurred, the permitted payments on the Subordinated Indebtedness described in the foregoing sentence shall cease, and the provisions of the first sentence of this paragraph shall control. The Creditor further agrees that any non-payment of principal, interest or fees on the Subordinated Indebtedness required by this Agreement is waived during the term of this Agreement and shall not be a default in the Subordinated Indebtedness. In the event that the Borrower or any other person liable with respect to the Subordinated Indebtedness shall offer any payment on account of, or any collateral security for, any Subordinated Indebtedness, (other than as expressly permitted hereby) the Creditor will direct that the same be made or delivered to the Bank, and if any such moneys and/or collateral security shall come into the hands of the Creditor on account of any Subordinated Indebtedness from any source whatsoever, the Creditor will receive the same solely as the Bank's agent and will immediately turn the same, in the form received, except for the endorsement of the Creditor when appropriate, over to the Bank for application on account of the Superior Indebtedness, and that until so delivered, the Creditor will hold the same in trust as the Bank's property. If the Creditor shall fail or refuse to endorse any writing for the payment of money payable to the Creditor or to the order of the Creditor, which has been delivered to the Bank, the Bank is hereby irrevocably constituted and appointed attorney-in-fact for the Creditor with full power to make such endorsement.

     The Creditor agrees that as long as there is any Superior Indebtedness outstanding, it will not accelerate, sue, bring or participate in any other proceeding (whether administrative, legal or equitable), or take any other action to collect, or enforce any rights under, the Subordinated Indebtedness or take any similar action which may have an adverse effect on the Borrower, without the prior written consent of the Bank. The Creditor shall notify the Bank of any default in the payment of, or the performance of any obligation related to, the Subordinated Indebtedness.

     The Creditor agrees not to accept any collateral to secure the Subordinated Indebtedness or release, modify or amend any document, instrument or agreement relating to the Subordinated Indebtedness, in each case without the prior written consent of the Bank.

     This Agreement is a continuing agreement and, unless the Bank shall have specifically consented in writing to its revocation, shall remain in full force in all respects whether or not the Borrower shall at any time be indebted to the Bank. If after the payment of principal, interest, fees and all other amounts owing on all Superior Indebtedness and any expenses hereinafter authorized and provided for, the Borrower shall thereafter become liable to the Bank on account of any new Superior Indebtedness, this Agreement shall thereupon be applicable in all respects to any such new Superior Indebtedness without the necessity of any further action, notice, understanding or writing by, between or among the Bank, the Creditor and/or the Borrower.

     With or without notice to or further assent from the Creditor, the Bank may at any time or times, in its absolute discretion, either prior to or after any default on the part of the Borrower with respect to either the Subordinated Indebtedness or the Superior Indebtedness: (i) extend, renew or change, refuse to extend, renew or change any of the Superior Indebtedness, waive any default, modify, rescind or waive any provision of any related agreement or collateral undertaking, including, but not by way of limitation, any provision relating to acceleration of maturity, (ii) fail to set off any deposit balances or any part thereof on its books in favor of the Borrower and release the same, (iii) release, exchange, fail to resort to, or realize upon, or apply, any collateral security or any part thereof held by or available to it for the Superior Indebtedness, and (iv) generally deal with the Borrower in such manner as the Bank may see fit, all without impairing or affecting its rights and remedies under this Agreement. The Creditor hereby waives any and all notice of the receipt and acceptance of this Agreement by the Bank and of the creation, renewal, extension or accrual of any of the Superior Indebtedness, present or future, in whole or in part, by the Bank or of the reliance by the Bank on this Agreement at any time or times, and further waives notice of any default at any time on the part of the Borrower. The Creditor waives any right to interpose any defense, counterclaim or offset with respect to the Superior Indebtedness or the Subordinated Indebtedness.

     This Agreement shall continue in full force and effect notwithstanding the death or incapacity of the Creditor (if the Creditor is an individual) or the dissolution of the Creditor (if the Creditor is a partnership, limited liability company or corporation) and shall be binding on the Creditor and the Creditor's estate and the personal representatives, heirs, successors and assigns of the Creditor and the Bank may continue to act in reliance upon this Agreement until the Superior Indebtedness is paid in full.

     The Creditor agrees to pay to the Bank on demand all expenses of every kind, including reasonable counsel fees, which it may incur in enforcing its rights hereunder.

     If this Agreement is executed by more than one Creditor, the liability and obligations of the Creditor hereunder shall be joint and several.

     Any notice to the Bank shall be effective only if directed to and received by it at the office making the loan or Superior Indebtedness to the Borrower.

     The Creditor waives trial by jury, and the right to interpose any defense, counterclaim or offset of any nature or description in any litigation arising out of or in any way connected with the Subordinated Indebtedness or this Agreement, and agrees that jurisdiction over the Creditor shall rest in the Supreme Court of the State of New York and that the venue of any such litigation shall be the county in which is located the Bank's office making the loan or Superior Indebtedness to the Borrower.

     No delay on the Bank's part in exercising any right or rights hereunder or in failing to exercise the same shall operate as a waiver of such right or rights, and no notice to or demand on the Borrower or the Creditor shall be deemed a waiver of the Bank's right to take further action without notice or demand; nor in any event shall any modification, alteration or waiver of any of the provisions hereof be effective unless in writing and signed for or on behalf of the Bank and then only in the specific instance for which given.

     This Agreement shall be deemed to be a contract made in the State of New York and entered into under and pursuant to the laws of said State and shall be governed, construed and enforced and all rights and obligations hereunder shall be determined in accordance with the laws of said State.

     IN WITNESS WHEREOF, this Agreement has been executed by the Creditor on this 20th day of September, 2000.

                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           David J. Stein
                                           President

                           ACKNOWLEDGMENT OF BORROWER

     The undersigned, the Borrower referred to in the Subordination Agreement and Assignment to which this Acknowledgment is annexed, hereby agrees to do and perform all acts necessary to enable the Bank and the Creditor to fulfill all of their obligations under the Agreement, and agrees to refrain from doing all acts (including, but without limitation, making payments on the Subordinated Indebtedness) which would cause Creditor or the Agent to violate such obligations. Borrower further agrees that if any violation of this Agreement shall occur, all of the obligations (including the Superior Indebtedness) of Borrower to the Agent and the Lenders shall become immediately due and payable, any term, covenant or condition contained in any other agreement or in the instrument evidencing such obligations to the contrary notwithstanding.

Date: September 20, 2000                INTEGRATED BRANDS INC.


                                        By /s/ Gary P. Stevens
                                           -------------------------------------
                                           Gary P. Stevens
                                           President